As filed with the Securities and Exchange Commission on February 24, 1999
                                             1933 Act Registration No.

================================================================================
                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  -------------

                             Registration Statement
                                       on
                                    FORM S-6

                                FOR REGISTRATION
                                   Under the
                             SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2
                                 -------------


             Lincoln Life Flexible Premium Variable Life Account S

                           (Exact Name of Registrant)

                  The Lincoln National Life Insurance Company
                              (Name of Depositor)

              1300 South Clinton Street, Fort Wayne, Indiana 46802 (Address of Depositor's Principal Executive Offices)

               Depositor's Telephone Number, including Area Code
                                 (219) 455-2000

                                 -------------


        Jack D. Hunter, Esquire                              Copy to:
The Lincoln National Life Insurance Company           George Gingold, Esquire
          200 East Berry Street                        197 King Philip Drive
             P.O. Box 1110                          West Hartford, CT 06117-1409
         Fort Wayne, Indiana 46802
 (Name and Address of Agent for Service)



                                 -------------

                 Approximate date of proposed public offering:
 As soon as practicable after the effective date of the registration statement.

             Units of interest in Variable Life Insurance Contracts
                     (Title of Securities Being Registered)

                                 -------------

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

================================================================================

                             Cross Reference Sheet
                            (Reconciliation and Tie)
                     Required by Instruction 4 to Form S-6


Item of Form N-8B-2 Location in Prospectus
------------------  ----------------------
           1        Cover Page; Highlights
           2        Cover Page
           3        *
           4        Distribution of Policies
           5        Lincoln Life, the Separate Account and the General Account
           6(a)     Lincoln Life, the Separate Account and the General Account
           6(b)     *
           9        Legal Matters
          10(a)-(c) Right to Examine the Policy; Surrenders; Accumulation Unit Value; Reports to Policyowners
          10(d)     Policy Loans; Partial Surrenders; Allocation of Premiums
          10(e)     Reinstatement of a Lapsed Policy
          10(f)     Right to Instruct Voting of Fund Shares
          10(g)-(h) *
          10(i)     Premium Payments; Allocations and Transfers; Death Benefit; Policy Values; Settlement Options
          11        Separate Account-Funds
          12        Separate Account-Funds
          13        Charges and Fees
          14        Policy Rights
          15        Premium Payments; Allocations and Transfers
          16        Separate Account-Funds
          17        Partial Surrenders
          18
          19        Reports to Policyowners
          20        *
          21        Policy Loans
          22        *
          23        The Company
          24        Age; Incontestability; Suicide;
          25        The Company
          26        Fund Participation Agreements
          27        The Variable Account
          28        Directors and Officers of Lincoln Life
          29        The Company
          30        *
          31        *
          32        *

 Item of Form N-8B-2    Location in Prospectus
---------------------   ----------------------
          33       *
          34       *
          35       *
          37       *
          38       Distribution of Policies
          39       Distribution of Policies
          40       *
          41(a)    Distribution of Policies
          42       *
          43       *
          44       Separate Account-Funds; Premium Payments
          45       *
          46       Partial Surrenders
          47       The Variable Account; Partial Surrenders, Allocations and Transfers
          48       *
          49       *
          50       The Variable Account
          51       Highlights; Premium Payments;
          52       Lincoln Life, the Separate Account and the General Account
          53       Tax Matters
          54       *
          55       *


---------------
* Not Applicable

The Lincoln National Life Insurance Company Lincoln Life Flexible Premium Variable Life Account S--Prospectus Dated XXXXX

Home Office Location:         Administrator Mailing Address:
1300 South Clinton Street     Personal Service Center MVLI
P.O. Box 1110                 350 Church Street
Fort Wayne, Indiana 46802     Hartford, CT 06103-1106
(800) 942-5500                (800) 552-9898

--------------------------------------------------------------------------------
This Prospectus describes a flexible premium variable life insurance contract (the "Policy") offered by The Lincoln National Life Insurance Company.

The policy features:
           o flexible Premium Payments
           o a choice of one of three death benefit options
           o a choice of underlying investment options

This prospectus is intended to describe the variable options used to fund this Policy through the Separate Account. The variable funding options
(collectively, the "Funds") currently available through the Separate Account are:


American Century Variable Products Group, Inc.
o American Century VP Income & Growth Fund
o American Century VP International Fund

American Variable Insurance Series
o AVIS Global Growth Fund-Class 2
o AVIS Growth Fund-Class 2

Baron Capital Funds Trust
o Baron Capital Asset Fund

BT Insurance Funds Trust
o BT EAFE Equity Index Fund
o BT Equity 500 Index Fund
o BT Small Cap Index Fund

Delaware Group Premium Fund, Inc.
o Delaware Group Delchester Series
o Delaware Group Devon Series
o Delaware Group International Series
o Delaware Group REIT Series

o Delaware Group Small Cap Value Series

Fidelity Variable Insurance Products Fund

o Fidelity VIP Growth Portfolio-Service Class

Fidelity Variable Insurance Products Fund II
o Fidelity VIP II Asset Manager Portfolio-Service Class
o Fidelity VIP II Contrafund Portfolio-
  Service Class

Janus Aspen Series
o Janus Aggressive Growth Portfolio
o Janus Balanced Portfolio
o Janus Worldwide Growth Portfolio

Lincoln National Funds
o LN Bond Fund, Inc.
o LN Capital Appreciation Fund, Inc.
o LN Equity-Income Fund, Inc.
o LN Money Market Fund, Inc.
o LN Social Awareness Fund, Inc.

MFS Variable Insurance Trust
o MFS Research Series
o MFS Total Return Series
o MFS Utilities Series
o MFS Value Series

Neuberger & Berman Advisers Management Trust
o N&B AMT Mid-Cap Growth Portfolio
o N&B AMT Partners Portfolio

OCC Accumulation Trust
o OCC Trust Managed Portfolio

OppenheimerFunds
o Oppenheimer Growth and Income Fund

Templeton Variable Products Series Fund
o Templeton Asset Allocation Fund-Class 2
o Templeton International Fund-Class 2
o Templeton Stock Fund-Class 2


--------------------------------------------------------------------------------
THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUSES OF THE FUNDS AVAILABLE AS INVESTMENT OPTIONS THROUGH THE SEPARATE ACCOUNT UNDER
THE POLICY OFFERED BY THIS PROSPECTUS. ALL PROSPECTUSES SHOULD BE READ
CAREFULLY TO UNDERSTAND THE POLICY AND RETAINED FOR FUTURE REFERENCE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Table of Contents




HIGHLIGHTS ..............................................       3
 A Flexible Premium Variable Life Insurance Policy ......       3
 Initial Choices to be Made .............................       3
 Level, Varying or Increasing Death Benefit .............       3
 Amount of Premium Payment ..............................       4
 Selection of Funding Vehicles ..........................       4
 Charges and Fees .......................................       5
 Policy Loans, Withdrawals and Surrenders ...............       6
 Changes in Specified Amount ............................       6
LINCOLN LIFE, THE SEPARATE ACCOUNT AND THE
GENERAL ACCOUNT .........................................       6
BUYING VARIABLE LIFE INSURANCE ..........................       8
ALLOCATION OF PREMIUMS ..................................       9
 Fixed Account ..........................................       9
 Separate Account-Funds .................................      10
 Mixed and Shared Funding ...............................      15
 Fund Participation Agreements ..........................      15
CHARGES & FEES ..........................................      15
 Premium Load ...........................................      15
 Premium Load Refund ....................................      16
 Calculation of the Premium Load Refund Amount ..........      16
 Premium Tax Charge .....................................      16
 Charges and Fees Assessed Against the Total
  Account Value .........................................      16
 Charges and Fees Associated with the Variable
  Funding Options .......................................      17
 Charges Assessed Against the Underlying Funds ..........      17
 Reduction of Charges ...................................      18
POLICY CHOICES ..........................................      18
   Premium Payments .....................................      19
   Life Insurance Qualification .........................      20
   Death Benefit Options ................................      21
   Transfers Allocations and to Funding Options .........      22
POLICY VALUES ...........................................      22
   Total Account Value ..................................      22
   Accumulation Unit Value ..............................      23
   Maturity Value .......................................      23
   Surrender Value ......................................      24
POLICY RIGHTS ...........................................      24
   Partial Surrenders ...................................      24
 Reinstatement of a Lapsed Policy .......................      25
   Policy Loans .........................................      25
   Policy Changes .......................................      25
   Right to Examine the Policy ..........................      26

DEATH BENEFIT ...........................................      26
POLICY SETTLEMENT .......................................      27
   Settlement Options ...................................      27
TERM INSURANCE RIDER ....................................      28
THE COMPANY .............................................      30
   Directors and Officers of Lincoln Life ...............      30
ADDITIONAL INFORMATION ..................................      31
   Reports to Policyowners ..............................      31
   Right to Instruct Voting of Fund Shares ..............      31
   Disregard of Voting Instructions .....................      32
   State Regulation .....................................      32
   Legal Matters ........................................      32
   The Registration Statement ...........................      33
   Distribution of the Policies .........................      33
   Records and Accounts .................................      33
   Independent Auditors .................................      34
   Preparing for Year 2000 ..............................      34
TAX MATTERS .............................................      35
   General ..............................................      35
   Federal Tax Status of the Company ....................      35
   Life Insurance Qualification .........................      35
   General Rules ........................................      36
   Modified Endowment Contracts .........................      36
   Diversification Standards ............................      37
   Investor Control .....................................      37
   Other Tax Considerations .............................      38
MISCELLANEOUS POLICY PROVISIONS .........................      39
   Payment of Benefits ..................................      39
   Age ..................................................      39
   Incontestability .....................................      39
   Suicide ..............................................      39
   Coverage Beyond Maturity .............................      40
   Nonparticipation .....................................      40
Appendix A --
Illustrations of Death Benefits, Total Account Values
 and Surrender Values ...................................      41
Appendix B --
Corridor Percentages ....................................      55
Financial Statments of the Separate Account .............      S-1
Financial Statements of the Company .....................      F-1

HIGHLIGHTS

A Flexible Premium Variable Life Insurance Policy

This Prospectus describes a flexible premium variable life insurance contract (the "Policy") offered by The Lincoln National Life Insurance Company ("Lincoln Life", the "Company", "we", "us", "our") through Lincoln Life Flexible Premium Variable Life Account S (the "Separate Account" or "Account S"). (Page references are to this Prospectus unless otherwise stated.)

The Policy is available for purchase by corporations or groups where individuals share a common employer or affiliation with a group or sponsoring employer. The Policy may be useful in: funding non-qualified executive deferred compensation; funding salary continuation programs; funding death benefit liabilities or cash flow obligations for executive retirement plans. The Policy should not be considered for employer pension or profit sharing programs. The Policy is not available in all states.

Each Policy features:

o a choice of one of three death benefit options (see page 21);

o flexible premium payments (see page 9); and

o a choice of underlying investment options (see page 10).

Review the financial objectives you wish to achieve and discuss them with a qualified financial counselor before you buy a variable life insurance policy. This type of Policy may, or may not, be suitable for your purpose. The value of your Policy and, under one option, the death benefit amount depends on the investment results of the funding options you select.

Initial Choices to be Made

The Policyowner (the "Owner" or "you") is the person named in the "Policy Specifications" who has all of the Policy ownership rights. If no Owner is named, the Insured (the person whose life is insured under the Policy) will be the Owner of the Policy. You, as the Owner, have important choices to make when the Policy is first purchased. You need to choose:

o the amount of premium to pay;

o either the Guideline Premium test or the Cash Value Accumulation test (see Life Insurance Qualification);

o either the level, varying or increasing Death Benefit Option, and the Premium Accumulation Rate you would like, if you choose Death Benefit Option 3;

o the amount of the Net Premium Payment to be placed in each of the funding options selected. The Net Premium Payment is the balance of Premium Payment that remains after certain charges are deducted from it.

Level, Varying or Increasing Death Benefit

The Death Benefit is the amount the Company pays to the Beneficiary(ies) when the Insured dies. Before we pay the Beneficiary(ies), any outstanding loan account balances or outstanding amounts due are subtracted from the Death Benefit. When the Company calculates the Death Benefit payable, it uses the date on which the Insured died. The Company will pay the Death Benefit in one lump sum or under one of the annuity settlement options.

If you choose Death Benefit Option 1 which usually provides a level Death Benefit, the Death Benefit will be the greater of:

o the Specified Amount, or Target Face Amount if the Term Insurance Rider is in effect; or

o the Applicable Percentage of the Total Account Value. (The Total Account Value is the total of the balances in the Fixed Account and the Variable Account minus any outstanding Loan Account amounts).

If you choose Death Benefit Option 2 which usually provides a varying Death Benefit, the Death Benefit will be the greater of:

o  the Specified Amount plus the Total Account Value; or

o  the Applicable Percentage of the Total Account Value.

If you choose Death Benefit Option 3 which usually provides an increasing Death Benefit, the Death Benefit will be the greater of:

o the Specified Amount plus the Accumulated Premium(s) which have accumulated at the Premium Accumulation Rate; or

o the Target Face Amount if a Term Insurance Rider is in effect; or

o the Applicable Percentage of the Total Account Value that will not be in excess of the total Death Benefit paid under Option 2. Option 3 must be selected at the time of issue.

You may use the value of your Policy to pay the premiums due and continue the Policy in force if sufficient values are available for Premium Payments. Be careful; if the investment options you choose do not do as well as you expect, there may not be enough value to continue the Policy in force without more Premium Payments. Charges against Policy values for the cost of insurance increase as the Insured gets older.

See page 21 for more details on Death Benefit options.

If you borrow against your Policy or surrender a portion of your Policy, the Loan Account balance and any surrendered amount will reduce the Initial Death Benefit.

Amount of Premium Payment

One of your initial decisions to be made is how much premium to pay. Premium Payments may be changed within the limits described on page 19. If the Policy lapses because your monthly deduction is larger than the Net Accumulation Value, you may reinstate the Policy. See page 25.

You will have 10 days (more in some states) to review the Policy upon receiving it. This is called the "Right to Examine Period". Make sure that it meets your needs. If you then decide you do not want the Policy, you will receive a refund.

Depending upon the state in which your Policy is issued, Your Initial Premium payment will be allocated to the LN Money Market Fund, Inc. either until the date the Policy is issued, or until the day after the "Right to Examine Period." See page 26.

Selection of Funding Vehicles

This Prospectus focuses on the Separate Account investment information that makes up the "variable" part of the contract. If you put money into the variable funding options, you take all the investment risk on that money. This means that if the mutual fund(s) you select go up in value, the value of your Policy, net of charges and expenses, also goes up. If they lose value, so does your Policy. Each Fund has its own investment objective. You should review each Fund's prospectus before making your decision.

You must choose the Fund(s) (Sub-Account(s)) in which you want to place each Net Premium Payment. These Sub-Accounts make up the Separate Account. Each Sub-Account invests in shares of a certain Fund. A Separate Sub-Account is not guaranteed and will increase or decrease in value according to the particular Fund's investment performance. See page 10.

You may also choose to place the Net Premium Payment or part of it into the Fixed Account. Net Premium Payments put into the Fixed Account:

o become part of the Company's General Account;

o do not share the investment experience of the Separate Account; and

o have a guaranteed minimum interest rate of 4.0% per year.

For additional information on the Fixed Account, see page 9 and the Policy itself.

Charges and Fees

A premium load is deducted from all of your premium payments. (See page 15) Currently, the premium load is:



   Policy Year(s)
  1           10.5%
  2-5          7.5%
  6-7          3.5%
  8+           1.5%



If you fully surrender your Policy within 24 months after Date of Issue, you may be entitled to receive partial credit for premium loads deducted from your Policy. (See page 17).

For these purposes an increase in Specified Amount is treated as a newly issued policy.

Monthly deductions are made for administrative expenses (see page 16) and for charges for the Cost of Insurance along with any riders that are placed on your Policy. The monthly Administrative Expense is currently $6, and is guaranteed not to exceed $10.

Daily deductions are subtracted from the assets of Separate Account S for mortality and expense risk. Currently, that charge is at an annual rate of:

   Policy Year(s)
  1-10         0.70%
  11+          0.35%



The Company reserves the right to increase the mortality and expense risk charge but it will never exceed 0.90% annually. (See page 17).

Each Fund has its own management fee charge also deducted daily. Investment results for the Funds you choose will be affected by the fund management charges and other fund expenses. The table on pages 17 - 18 shows you the current charges and expenses.

Before the Maturity Date you may make transfers between funding options. The Company allows twelve transfers each Policy Year; beyond twelve, a $25 charge may apply. Within 45 days after each Policy Anniversary, you may also transfer to the Separate Account the greater of:

o 20% of the greatest amount held in the Fixed Account Value during the prior 5 years; or

o $1000.

See page 22.

There are no Surrender Charges for your Policy.

Policy Loans, Withdrawals and Surrenders

You may borrow within described limits against the Policy. You may surrender your Policy in full or withdraw part of its value. Upon the maturity of your Policy, you may select one of the annuity settlement options or, prior to maturity, you may apply the value of your Policy, minus surrender charges and loan account amounts, to one of the annuity settlement options.

Interest will accrue at an annual rate which will be the greater of:

o The monthly average (Moody's Investors Service, Inc. Composite Yield on Corporate Bonds) for the calendar month which ends two months prior to the Policy Anniversary month; or

o 5.0%.

Interest will be credited on the Loan Account Value at an annual rate that is the interest charged on the loan minus a rate not to exceed 0.90%. The minimum interest credited will be no less than 4.0% annually.

Changes in Specified Amount

You may decrease or increase the Specified Amount. Increases may require evidence of insurability. Currently, the minimum Specified Amount is $100,000. Such changes will affect other aspects of your Policy.

LINCOLN LIFE, THE SEPARATE ACCOUNT AND
THE GENERAL ACCOUNT

Lincoln Life, an Indiana life insurance company incorporated in 1905, is among the nation's largest writers of annuities, individual life insurance and life reinsurance. Wholly-owned by Lincoln National Corporation ("LNC"), a publicly held Indiana insurance holding company incorporated in 1968, it is licensed in all states (except New York), the District of Columbia, Guam, and the Commonwealth of the Northern Mariana Islands. Its principal office is at 1300 South Clinton Street, Fort Wayne, IN 46802. Lincoln Life, LNC and their affiliates comprise the "Lincoln Financial Group" which provides a variety of wealth accumulation and protection products and services.

Account S is a "separate account" of the Company established on November 2, 1998. Account S was established for the purpose of segregating assets attributable to the variable portion of life insurance contracts from other assets of the Company. Under Indiana law, the assets of Account S attributable to the Policies, through the property of Lincoln Life, are not chargeable with liabilities of any other business of Lincoln Life and are available first to satisfy Lincoln Life's obligations under the Policies. Account S income, gains, and losses are credited to or charged against Account S without regard to other income, gains, or losses of Lincoln Life. The values and investment performance of Account S are not guaranteed. Account S is registered with the Securities and Exchange Commission ("Commission") as a "unit investment trust" under the Investment Company Act of 1940, as amended ("1940 Act") and meets the 1940 Act's definition of "separate account". The Commission does not supervise the management, investment practices, or policies of Lincoln Life or Account S. Lincoln Life has numerous other registered separate accounts which fund its variable life insurance policies and variable annuity contracts.

Account S is divided into Sub-Accounts, each of which is invested solely in the shares of one of the mutual funds available as funding vehicles under the Policies. On each Valuation Day, Net Premium Payments allocated to Account S will be invested in Fund shares at net asset value, and monies necessary to pay for deductions, charges, transfers and surrenders from Account S are raised by selling Fund shares at net asset value.

The Funds now available in Account S and their investment objectives are on pages 10 - 12. More Fund information is in the Funds' prospectuses, which must accompany or precede this prospectus and should be read carefully. The Funds may or may not achieve their investment objectives.

Some Funds have investment objectives and policies similar to those of other funds managed by the same investment adviser. Their investment results may be higher or lower than those of the other funds, and there can be no assurance, and no representation is made, that a Fund's investment results will be comparable to the investment results of any other fund.

Lincoln Life reserves the right to add, withdraw or substitute Funds, subject to the conditions of the Policy and to compliance with regulatory requirements, if in its sole discretion, legal, regulatory, marketing, tax or investment considerations so warrant or in the event a particular Fund is no longer available to Lincoln Life for investment by the Sub-Accounts. No substitution will take place without prior approval of the Commission, to the extent required by law.

Shares of the Funds may be used by Lincoln Life and other insurance companies to fund both variable annuity contracts and variable life insurance policies. While this is not perceived as problematic, the Funds' governing bodies (Boards of Directors/ Trustees) have agreed to monitor events to identify any material irreconcilable conflicts which might arise and to decide what responsive action might be appropriate. If a separate account were to withdraw its investment in a Fund because of a conflict, a Fund might have to sell portfolio securities at unfavorable prices.

A Policy may also be funded in whole or in part through the "Fixed Account", part of Lincoln Life's General Account supporting its insurance and annuity obligations. The General Account is the Company's general asset account, in which assets attributable to the non-variable portion of the Policies are held. Amounts held in the Fixed Account will be credited with interest at rates Lincoln Life determines from time to time, but not less than 4% per year. Interest, once credited, and Fixed Account principal are guaranteed. Interests in the Fixed Account have not been registered under the Securities Act of 1933, as amended ("1933 Act") in reliance on exemptive provisions. The Commission has not reviewed Fixed Account disclosures, but they are subject to securities law provisions relating to accuracy and completeness.

BUYING VARIABLE LIFE INSURANCE

The Policies this Prospectus offers are variable life insurance policies which provide death benefit protection. Investors not needing death benefit protection should consider other forms of investment, as there are extra costs and expenses of providing the insurance feature. Further, life insurance purchasers who are risk-aversive or want more predictable premium levels and benefits may be more comfortable buying more traditional, non-variable life insurance. However, variable life insurance is a flexible tool for financial and investment planning for persons needing death benefit protection and willing to assume investment risk and to monitor investment choices they have made.

A business may be able to use a Policy to fund non-qualified executive compensation or business continuation plans.

Flexibility also results from being able to select, monitor and change investment choices within a Policy. With the wide variety of fund options available, it is possible to fine tune an investment mix and change it to meet changing personal objectives or investment conditions. Policy owners should be prepared to monitor their investment choices on an ongoing basis.

Variable life insurance has significant tax advantages under current tax law. A transfer of values from one fund to another within the Policy generates no taxable gain or loss. And any investment income and realized capital gains within a fund are automatically reinvested without being taxed to the Policyowners. Policy values therefore accumulate on a tax-deferred basis. These situations would normally result in immediate tax liabilities in the case of direct investment in mutual funds.

While these tax deferral features also apply to variable annuities, liquidity (the ability of Policyowners to access Policy values) is normally more easily achieved with variable life insurance. Unless a policy has become a "modified endowment contract" (see page 36), an owner can borrow Policy values tax-free, without surrender charges and at very low net interest cost. Policy loans can be a source of retirement income. Variable annuity withdrawals are generally taxable to the extent of accumulated income, may be subject to surrender charges, and will result in penalty tax if made before age 591/2.

Depending on the death benefit option chosen, accumulated Policy values may also be part of the eventual death benefit payable. If a Policy is heavily funded and investment performance is very favorable, the death benefit may increase even further because of tax law requirements that the death benefit be a certain multiple of Policy value, depending on the Insured's age (see page
55). The death benefit is income-tax free and may, with proper estate planning, be estate-tax free. A tax advisor should be consulted.


The costs and expenses of variable life insurance ownership which are directly related to Policy values (i.e. asset based costs) are not unlike those incurred through investment in mutual funds or variable annuities. The significant additional cost of these Policies of variable life insurance is the "cost of insurance" charge which is imposed on the "amount at risk" (approximately the death benefit less outstanding loans, less Policy value) increases as the insured grows older. This charge varies by age, underwriting classification and smoking status. The effect of its increase can be seen in illustrations in this Prospectus (see Appendix A) or in personalized illustrations available upon request. In addition, premium taxes are deducted from premium payments.


ALLOCATION OF PREMIUMS


You may allocate all or a part of your Net Premiums to the Fixed Account (part of the Company's General Account) or to the Funds currently available through the Separate Account in connection with the Policy. In addition, the Company may add, withdraw or substitute Funds, subject to the conditions in the Policy and to compliance with regulatory requirements.

The investment results of the Funds, whose objectives are described below, are likely to differ significantly. You should consider carefully, and on a continuing basis, which Fund or combination of Funds is best suited to your long-term investment objectives. Except where otherwise indicated, all of the Funds are diversified, as defined in the 1940 Act.

In states which require a full refund of premiums during the Right to Examine Period, the first Net Premium will be allocated in its entirety to the LN Money Market Fund, a fund whose objective is capital preservation and current income. This is regardless of the Policyowner's premium allocation percentages until the day following the expiration of the Right to Examine period. Any other Net Premium received prior to that day will also be allocated to the LN Money Market Fund. On the day following the expiration of the Right to Examine Period, the policy value and future Net Premiums will be allocated in accordance with the policy owner's selected premium allocation percentages. The LN Money Market Fund is also one of the Policyowner's investment choices as is the Fixed Account.

In states which do not require a full refund of premiums during the Right to Examine Period, any monies received prior to policy issue will be credited with the return attributable to the LN Money Market Fund from the date of receipt until the day the Policy is issued. The Policy value and future Net Premiums will be allocated as of the date the Policy is issued in accordance with the policy owner's selected premium allocation percentages.


Fixed Account


The Fixed Account is the only investment option offered with a guaranteed return. Amounts held in the Fixed Account will be credited with interest at rates of not less than 4.0% per year. Additional excess interest of up to 0.5% may be credited to the Fixed Account Value beginning in Policy Year 11. Credited interest rates reflect the Company's return on Fixed Account invested assets and the amortization of any realized gains and/or losses which the Company may incur on these assets.

Separate Account

Funds


Each of the Separate Sub-Accounts is invested solely in the shares of one of the Funds available under the Policies. Each of the Funds is a series of one of fourteen Massachusetts or Delaware business trusts or a Maryland corporation. Each such trust or corporation is registered as an open-end, management investment company under the 1940 Act. All of the Funds except for the Delaware Group REIT Series are diversified under the 1940 Act.

Listed below are the Fund groups, their investment advisors and distributors, and the Funds within each that are available under the Policies.


American Century Variable Products Group, Inc., managed and distributed by American Century Investments, 4500 Main Street, Kansas City, MO 64141-6200

  American Century VP Income & Growth Fund
  American Century VP International Fund


American Variable Insurance Series, managed and distributed by Capital Research and Management Company, 333 South Hope Street, Los Angeles, CA 90071

  AVIS Global Growth Fund-Class 2
  AVIS Growth Fund-Class 2


Baron Capital Funds Trust, managed and distributed by Baron Capital Inc., 767 Fifth Avenue, New York, NY 10153

  Baron Capital Asset Fund

BT Insurance Funds Trust, managed by Bankers Trust Company, 130 Liberty Street (One Bankers Trust Plaza), New York, NY 10006 and distributed by First Data Distributors, Inc., 4400 Computer Drive, Westborough, MA 01581


  BT EAFE(RegTM) Equity Index Fund

  BT Equity 500 Index Fund
  BT Small Cap Index Fund

Delaware Group Premium Fund, Inc., managed by Delaware Management Company, Inc., One Commerce Square, Philadelphia, PA 19103 and for International and Emerging Markets, Delaware International Advisors, LTD., 80 Cheapside, London, England ECV2 6EE and distributed by Delaware Distributors, L.P., 1818 Market Street, Philadelphia, PA 19103


     Delaware Group Delchester Series

     Delaware Group Devon Series
     Delaware Group International Series
     Delaware Group REIT Series
     Delaware Group Small Cap Value Series

Fidelity Variable Insurance Products Fund, and Variable Insurance Products Fund II, managed by Fidelity Management & Research Company and distributed by Fidelity Distributors Corporation, 82 Devonshire Street, Boston, MA 02103

     Fidelity VIP Growth Portfolio-Service Class Fidelity VIP II Asset Manager Portfolio-Service Class
     Fidelity VIP II Contrafund Portfolio-Service Class


Janus Aspen Series, managed and distributed by Janus Capital, 100 Fillmore St., Denver, CO 80206-4928

     Janus Aggressive Growth Portfolio
     Janus Balanced Portfolio

     Janus Worldwide Growth Portfolio

Lincoln National Funds, managed by Lincoln Investment Management, Inc., 200 East Berry Street, Fort Wayne, IN 46802 and distributed by Lincoln Financial Advisors, Inc., 350 Church Street, Hartford, CT 06103. Sub-advisors are also noted.


     LN Bond Fund, Inc.

     LN Capital Appreciation Fund, Inc. (Sub-advised by Janus Capital)

     LN Equity-Income Fund, Inc. (Sub-advised by Fidelity Management Trust Co.) LN Money Market Fund, Inc.
     LN Social Awareness Fund, Inc. (Sub-advised by Vantage Investment
Advisors)


MFS(RegTM) Variable Insurance Trust, managed by Massachusetts Financial Services Company and distributed by MFS Fund Distributors, Inc., 500 Boylston Street, Boston, MA 02116

     MFS Research Series

     MFS Total Return Series
     MFS Utilities Series

     MFS Value Series


Neuberger & Berman Advisors Management Trust, managed and distributed by N&B Management Incorporated, 605 Third Avenue, 2nd Floor, New York, NY 10158-0006

     N&B AMT Mid-Cap Growth Portfolio
     N&B AMT Partners Portfolio


OCC Accumulation Trust, managed by OpCap Advisors and distributed by OCC Distributors, One Financial Center, New York, NY 10281


    OCC Trust Managed Portfolio

OppenheimerFunds, managed and distributed by OppenheimerFunds, Inc., Two World Trade Center, New York, NY 10048


    Oppenheimer Growth and Income Fund


Templeton Variable Products Series Fund, managed by Templeton Investment Counsel, Inc. and its Templeton and Franklin affiliates and distributed by Franklin/Templeton Distributors, Inc., 100 Fountain Parkway, St. Petersburg, FL 33716-1205


     Templeton Asset Allocation Fund-Class 2
     Templeton International Fund-Class 2
     Templeton Stock Fund-Class 2

The investment advisory fees charged the Funds by their advisors are shown on pages 17 - 18.


Below is a brief description of the investment objective and program of each Fund. There can be no assurance that any of the stated investment objectives will be achieved.


o American Century VP Income & Growth Fund (Large Cap Stocks): Seeks dividend growth, current income and capital appreciation by investing in a diversified portfolio of U.S. stocks.

o American Century VP International Fund (International): Seeks capital appreciation over time by investing in the common stocks of foreign companies that exhibit accelerating growth.

o AVIS Global Growth Fund--Class 2 (World Stock): Seeks to achieve long-term growth of capital by investing in securities of issuers domiciled around the world. The fund will invest primarily in common stocks but may invest in other securities such as preferred stock, debt securities and securities convertible into common stock.

o AVIS Growth Fund--Class 2 (Mid-Cap Stocks): Seeks to provide growth of capital. Whatever current income is generated by the fund is likely to be incidental to the objective of capital growth. Ordinarily, accomplishment of the fund's objective of capital growth will be sought by investing primarily in common stocks or securities with common stock characteristics.


o Baron Capital Asset Fund (Mid-Cap Stocks): Seeks capital appreciation through investments in securities of small sized companies with market capitalizations of approximately $100 million to $1 billion, and medium sized companies with market capitalizations of $1 billion to $2 billion, with undervalued assets or favorable growth prospects.


o BT EAFE FUND (International): Seeks to replicate as closely as possible (before the deduction of expenses) the total return of the Europe, Australia, Far East Index (the EAFE Index), a capitalization-weighted index containing approximately 1,100 equity securities of companies located outside the United States.

o BT Equity 500 Index Fund (Large Cap Stocks): Seeks to replicate as closely as possible the performance of the Standard & Poor's 500 Composite Stock Price Index, before the deduction of Fund expenses.

o BT Small Cap Index Fund (Small Cap Stocks): Seeks to replicate as closely as possible (before the deduction of expenses) the total return of the Russell 2000 Small Stock Index (the "Russell 2000"), an index consisting of approximately 2,000 small-capitalization common stocks.

o Delaware Group Delchester Series (High Yield Bonds): Seeks as high a current income as possible by investing in rated and unrated corporate bonds (including high yield bonds commonly known as junk bonds), U.S. government securities and commercial paper. An investment in this Series may involve greater risks than an investment in a portfolio comprised primarily of investment grade bonds.

o Delaware Group Devon Series (Large Cap Stocks): Seeks current income and capital appreciation by investing primarily in income-producing common stocks that the investment manager believes have the potential for above-average dividend increases over time. Under normal circumstances, the Series will invest at least 65% of its total assets in dividend paying common stocks.


o Delaware Group International Equity Series (International): Seeks long-term growth without undue risk to principal by investing primarily in equity securities of foreign issuers providing the potential for capital appreciation and income.

o Delaware Group REIT Series (Specialty): Seeks to achieve maximum long-term total return. Capital appreciation is a secondary objective. It seeks to achieve its objectives by investing in securities of companies primarily engaged in the real estate industry.

o Delaware Group Small Cap Value Series (Small Cap Stocks): Seeks capital appreciation by investing primarily in small to mid-cap common stocks whose market value appears low relative to their underlying value or future earnings and growth potential. Emphasis will also be placed on securities of companies that may be temporarily out of favor or whose value is not yet recognized by the market.

o Fidelity VIP Growth Portfolio--Service Class (Large Cap Stocks): Seeks long-term capital appreciation by investing primarily in common stocks and other securities with capital appreciation potential, including bonds and preferred stocks.

o  Fidelity VIP II Asset Manager Portfolio--Service Class (Large Cap Stocks):
   Seeks high long-term return with reduced risk by using a broad diversified mix of stocks, bonds and short-term money market investments.

o Fidelity VIP II Contrafund Portfolio--Service Class (Large Cap Stocks): Seeks long-term capital appreciation by investing primarily in a broad variety of common stocks, using both growth-oriented and contrarian disciplines.

o Janus Aggressive Growth Portfolio (Mid-Cap Stocks): Seeks long-term growth of capital by investing in medium sized companies whose market capitalizations fall within the range of the MidCap 400 Index.

o Janus Balanced Portfolio (Large Cap Stocks): Seeks long-term growth of capital, balanced by current income. The Portfolio normally invests 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential.

o Janus Worldwide Growth Portfolio (Large Cap Stocks): Seeks long-term growth of capital in a manner consistent with the preservation of capital by investing primarily in common stocks of foreign and domestic issuers.

o Lincoln National Bond Fund (Long Term Bonds): Seeks maximum current income consistent with prudent investment strategy. The Fund invests primarily in medium and long-term corporate and government bonds.

o Lincoln National Capital Appreciation Fund (Large Cap Stocks): Seeks long-term growth of capital in a manner consistent with preservation of capital. The fund invests in a large number of companies of all sizes if the companies are competing well and if their products and services are in high demand. It may also buy some money market securities and bonds, including junk (high risk) bonds.

o Lincoln National Equity-Income Fund (Large Cap Stocks): Seeks to achieve reasonable income by investing primarily in income-producing equity securities. The fund invests mostly in high-yielding bonds (including junk bonds).

o Lincoln National Money Market Fund (Money Market): Seeks maximum current income consistent with the preservation of capital. The Fund allocates its assets among several categories of equity and fixed-income securities, both of U.S. and foreign insurers.

o Lincoln National Social Awareness Fund (Mid-Large Cap Stocks): Seeks long-term capital appreciation with income as a secondary objective by investing in companies which meet the Fund's "Social Criteria".

o MFS Research Series (Large Cap Stocks): Seeks long-term growth of capital and future income by investing in equity securities of companies believed to possess better than average prospects for long-term growth.

o MFS Total Return Series (Balanced or Total Return): Seeks primarily to obtain above-average income (compared to a portfolio entirely in equity securities) consistent with the prudent employment of capital, and secondarily to provide a reasonable opportunity for growth and income.

o MFS Utilities Series (Specialty): Seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities) by investing, under normal circumstances, at least 65% of its assets in equity and debt securities of utility companies.

o MFS Value Series (Large Cap Stocks): Seeks capital appreciation. Dividend income, if any, is a consideration incidental to the Portfolio's objective of capital appreciation.

o Neuberger & Berman AMT Mid-Cap Growth Portfolio (Mid-Cap Stocks): Seeks capital appreciation by investing in equity securities of medium-sized companies.

o Neuberger & Berman AMT Partners Portfolio (Mid-Large Cap Stocks): Seeks capital growth by investing in common stocks and other equity securities of medium to large capitalization established companies, using the value-oriented investment approach.

o OCC Trust Managed Portfolio (Balanced or Total Return): Seeks growth of capital over time through investment in a portfolio of common stocks, bonds and cash equivalents, the percentage of which will vary based on management's assessments of relative investment values.

o Oppenheimer Growth and Income Fund (Large Cap Stocks): Seeks a high total return (which includes growth in the value of its shares as well as current income) from equity and debt securities. From time to time the Fund may focus on small to medium capitalization common stocks, bonds and convertible securities.

o Templeton Asset Allocation Fund--Class 2 (Global Stocks): Seeks high level of total return by investing in stocks and debt obligations of companies and governments of any nation.

o Templeton International Fund--Class 2 (International Stocks): Seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States. Any income realized will be incidental.

o Templeton Stock Fund--Class 2 (Global Stocks): Seeks capital growth through a policy of investing primarily in common and preferred stocks issued by companies, large and small, in various nations throughout the world, including the United States.

There is no assurance that the Funds will achieve their investment objectives. Policyowners bear the full investment risk of investments in the Funds selected.

Some of the above Funds may use instruments known as derivatives as part of their investment strategies, as described in their respective prospectuses. The use of certain derivatives such as inverse floaters and principal only debt instruments may involve higher risk of volatility to a Fund. The use of leverage in connection with derivatives can also increase risk of losses. See the prospectuses for the Funds for a discussion of the risks associated with an investment in those funds. You should refer to the accompanying prospectuses of the Funds for more complete information about their investment policies and restrictions.


Mixed and Shared Funding

Shares of the Funds are available to insurance company separate accounts which fund variable annuity contracts and variable life insurance policies, including the Policy described in this Prospectus. Because Fund shares are offered to separate accounts of both affiliated and unaffiliated insurance companies, it is conceivable that, in the future, it may not be advantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in these Funds simultaneously, since the interests of such Policyowners or contractholders may differ. Although neither the Company nor the Funds currently foresees any such disadvantages either to variable life insurance or to variable annuity Policyholders, each Fund's Board of Trustees/Directors has agreed to monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken in response thereto. If such a conflict were to occur, one of the separate accounts might withdraw its investment in a Fund. This might force that Fund to sell portfolio securities at disadvantageous prices.


Fund Participation Agreements

Lincoln Life has entered into agreements with the various Funds and their advisors or distributors under which Lincoln Life makes the Funds available under the Policies and performs certain administrative services. In some cases, the advisors or distributors may compensate Lincoln Life at annual rates of between .11% and .25% of assets in a particular Fund attributable to the Policies.


CHARGES & FEES

Premium Load


The premium load is deducted from your premium payments. This load represents sales and administrative expenses associated with the startup and maintenance of the policy. The Company is responsible for payment of premium and other taxes and other amounts payable with respect to your premium payments to the extent they exceed the premium load.

1. Guaranteed Premium Load


The premium load is guaranteed to be no higher than the amounts shown in the following table.

                   Premiums Paid up to            Premiums Paid greater than
                   Target Premium --              Target Premium --
                   load is this percentage of     load is this percentage of
Policy Year(s)     premium                        premium
----------------   ----------------------------   ---------------------------
1                               15%                             6%
2-5                             10%                             6%
6 and after                      6%                             6%


2. Current Premium Load

The premium load charge is currently set at the amounts shown in the following table.

                   Premiums Paid up to            Premiums Paid greater than
                   Target Premium --              Target Premium --
                   load is this percentage of     load is this percentage of
Policy Year(s)     premium                        premium
----------------   ----------------------------   ---------------------------
1                               10.5%                          2.5%
2-5                              7.5%                          1.5%
6-7                              3.5%                          1.5%
8 and after                      1.5%                          1.5%

Premium Load Refund

Upon a full surrender of your Policy within the first 24 months if your Policy is not in default you may be entitled to a credit for some or all of the premium loads which have been deducted from your premium payments. To determine the Surrender Value during the premium load refund period the Total Account Value will be reduced by the amount of any Loan Account Value, including accrued interest. That amount would be increased by the applicable credit for the premium load. A decrease in the specified amount in Policy Years 1 or 2 will proportionately decrease the amount of the premium load refund.

Calculation of the Premium Load Refund Amount

For Policies surrendered during the first twelve months after the Date of Issue, the refund is 7% of premium paid in the first Policy Year up to the Target Premium and 3% of premium paid in the first Policy Year above Target Premium. For months 13 through 24, the refund is 75% of the First Policy Year refund amount.

Premium Tax Charge


Except as noted below, an amount equal to the state and municipal taxes associated with premiums received is deducted from premium payments.


Charges and Fees Assessed Against the Total Account Value


A Monthly Deduction is made from the Total Account Value. The Monthly Deduction is made as of the same day each month, beginning with the Date of Issue. The Monthly Deduction includes the Cost of Insurance and any charges for supplemental riders or benefits. The Cost of Insurance is the portion of the monthly deduction attributable to the basic insurance coverage, not including riders, supplemental benefits or monthly expense charges. The Cost of Insurance depends on the Issue Age, risk class of the Insured and the number of Policy Years elapsed and Specified Amount of the Policy.

Once a Policy is issued, Monthly Deductions, including Cost of Insurance charges, will begin as of the Date of Issue, even if the Policy's issuance was delayed due to underwriting requirements, and will be in amounts based on the Specified Amount of the Policy issued, even if any temporary insurance coverage provided during the underwriting period was for a lesser amount.


The Monthly Deduction also includes a monthly administrative expense charge of $6 currently, guaranteed not to exceed $10 during all Policy Years.

The monthly administrative expense charge is for items such as premium billing and collection, Policy value calculation, confirmations and periodic reports and will not exceed our costs. The Monthly Deduction is deducted proportionately from each funding option, if more than one is used. This is accomplished by liquidating Accumulation Units and withdrawing the value of the liquidated Accumulation Units from each funding option in the same proportion as their respective values have to your Fixed Account and Separate Account Values.

Charges and Fees Associated with the Variable Funding Options


Mortality and Expense Risk Charge

The Company deducts a daily charge from the assets of Account S for mortality and expense risks assumed by it in connection with the Policy.

Currently, the amount of this charge, on an annualized basis, is the following percentage of Policy value in the Separate Account:



                        Annualized Mortality and
  Policy Years          Expense Risk Charge
  1-10                  0.70%
  11 and later          0.35%


The mortality and expense risk charge is assessed to compensate the Company for assuming certain mortality and expense risks under the Policies. The Company reserves the right to increase the mortality and expense risk charge if it believes that circumstances have changed so that current charges are no longer adequate. In no event will the charge exceed 0.90% of average daily net assets on an annualized basis.

Charges Assessed Against the Underlying Funds

The following table illustrates the investment advisory fees, other expenses and total expenses paid by each of the Funds as a percentage of average net assets based on figures for the year ended December 31, 1997 unless otherwise indicated:


                                              Management       12b-1        Other
                                                 Fees          Fees       Expenses      Total
                                             ------------   ----------   ----------   ----------
American Century VP Income & Growth Fund          0.70%                                   0.70%
American Century VP International Fund            1.50%                                   1.50%
AVIS Global Growth Fund-Class 2                   0.68%     0.25%            0.05%        0.98%
AVIS Growth Fund-Class 2                          0.39%     0.25%            0.01%        0.65%
Baron Capital Asset Fund                          1.00%     0.25%            0.25%        1.50%
BT EAFE Fund                                      0.45%                      0.20%        0.65%
BT Equity 500 Index Fund                          0.20%                      0.10%        0.30%
BT Small Cap Index Fund                           0.35%                      0.10%        0.45%
Delaware Group Delchester Series                  0.60%                      0.10%        0.70%
Delaware Group Devon Series                       0.54%                      0.26%        0.80%

                                                  Management      12b-1        Other
                                                     Fees         Fees      Expenses     Total
                                                 -----------   ----------   ----------   ----------
Delaware Group International Equity Series           0.75%                      0.15%        0.90%
Delaware Group REIT Series                           0.75%                      0.10%        0.85%
Delaware Group Small Cap Value Series                0.60%                      0.25%        0.85%
Fidelity VIP Growth Portfolio-Service Class          0.60%         0.10%        0.07%        0.77%
Fidelity VIP II Asset Manager Portfolio-
  Service Class                                      0.55%         0.10%        0.09%        0.74%
Fidelity VIP II Contrafund Portfolio-Service
  Class                                              0.60%         0.10%        0.11%        0.81%
Janus Aggressive Growth Portfolio                    0.73%                      0.03%        0.76%
Janus Balanced Portfolio                             0.76%                      0.07%        0.83%
Janus Worldwide Growth Portfolio                     0.66%                      0.08%        0.84%
Lincoln National Bond Fund                           0.46%                      0.07%        0.53%
Lincoln National Capital Appreciation Fund           0.75%                      0.09%        0.84%
Lincoln National Equity-Income Fund                  0.75%                      0.07%        0.82%
Lincoln National Money Market Fund                   0.48%                      0.11%        0.59%
Lincoln National Social Awareness Fund               0.36%                      0.05%        0.41%
MFS Research Series                                  0.75%                      0.13%        0.88%
MFS Total Return Series                              0.75%                      0.25%        1.00%
MFS Utilities Series                                 0.75%                      0.25%        1.00%
MFS Value Series                                     0.75%                      0.25%        1.00%
Neuberger & Berman AMT Mid-Cap Growth
  Portfolio                                          0.55%                      0.30%        0.85%
Neuberger & Berman AMT Partners Portfolio            0.80%                      0.06%        0.86%
OCC Trust Managed Portfolio                          0.80%                      0.07%        0.87%
Oppenheimer Growth and Income Fund                   0.75%                      0.08%        0.83%
Templeton Asset Allocation Fund-Class 2              0.60%         0.25%        0.18%        1.03%
Templeton International Fund-Class 2                 0.69%         0.25%        0.19%        1.13%
Templeton Stock Fund-Class 2                         0.69%         0.25%        0.19%        1.13%



[Footnotes to be filed by amendment.]


Reduction of Charges


The Policies are available for purchase by corporations or other groups where the individuals share a common employer or affiliation with the group or sponsoring organization. Each Policy covers a single insured. We reserve the right to reduce premium loads or any other charges on certain multiple life sales ("cases") where it is expected that the amount or nature of such cases will result in savings of sales, underwriting, administrative or other costs. Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including the number of lives to be insured, the total premiums expected to be paid, total assets under management for the Policyowner, the nature of the relationship among the insured individuals, the purpose for which the policies are being purchased, expected persistency of the individual policies, and any other circumstances which we believe to be relevant to the expected reduction of our expenses. Some of these reductions may be guaranteed and others may be subject to withdrawal or modification by us on a uniform case basis. Reductions in charges will not be unfairly discriminatory to any Policyowners.


POLICY CHOICES


When you buy a Policy, you make several important choices:

o  The amount of premium you intend to pay;

o Which life insurance qualification method best suits your needs--Cash Value Accumulation or Guideline Premium;

o Which one of the three Death Benefit Options you would like, and the Premium Accumulation Rate you would like if you choose Death Benefit Option 3;

o The way your net premiums will be allocated to the Funds and/or the Fixed Account.


Each of these choices is described in detail below:

Premium Payments

Planned Premiums are those premiums you choose to pay on a scheduled basis. We will bill you annually, semiannually, or quarterly, or at any other agreed-upon frequency. Additional Premiums are any premiums you pay in addition to Planned Premiums.


Payment of Minimum Monthly Premiums, Planned Premiums, or Additional Premiums in any amount will not guarantee that your Policy will remain in force. Conversely, failure to pay Planned Premiums or Additional Premiums will not necessarily cause your Policy to lapse. The Policy's surrender value must be sufficient to cover the next Monthly Deduction.


At any time, you may increase your Planned Premium by written notice to us, or pay Additional Premiums, except that:

o We may require evidence of insurability if the Additional Premium or the new Planned Premium during the current Policy Year increases the difference between the Death Benefit and the Total Account Value. If satisfactory evidence of insurability is requested and not provided, we will refund the increase in premium without interest and without investing such amounts in the underlying funding options.


o If you have chosen the Guideline Premium method for life insurance qualification in no event may the total of all premiums paid exceed the then-current maximum premium limitations established by federal income tax law for a Policy to qualify as life insurance. (See "Tax Considerations for Policyowners.")


o If, at any time, a premium is paid which would result in total premiums exceeding such maximum premium limitations, we will only accept that portion of the premium which will make total premiums equal to the maximum. Any part of the premium in excess of that amount will be returned or applied as otherwise agreed and no further premiums will be accepted until allowed by the then-current maximum premium limitations prescribed by law.

o If you make a sufficient premium payment when you apply for a Policy, and have answered favorably to certain questions relating to the Insured's health, a "temporary insurance agreement" in the amount applied for (subject to stated maximums) will be provided.


o After your first premium payment all premiums must be sent to our Administrator. Your premium payments received will be allocated as you have directed and amounts allocated to the Funds will be credited at the Accumulation Unit value determined at the end of the business day after each payment is received.


You may reallocate your future premium payments at any time free of charge. Any reallocation will apply to premium payments made after you have received written verification from us.

Under limited circumstances, we may backdate a Policy, upon request, by assigning a Date of Issue earlier than the date the application is signed, but no earlier than six months prior to state approval of the Policy. The Date of Issue is the date from which policy years, policy anniversaries and Attained Age are determined. The Date of Coverage is the date on or after the Date of Issue that the initial premium has been paid (1) while the Insured is alive and
(2) prior to any change in health and insurability, as represented in the application. Issue Age is the Insured's age on his/her birthday closest to the Policy Date of Issue. Backdating may be desirable, for example, so that you can purchase a particular Specified Amount for lower cost of insurance rates, based on a younger insurance age. For a backdated Policy, you must pay the minimum premium payable for the period between the Date of Issue and the date the initial premium is invested in the Separate Account. Backdating of your Policy will not affect the date on which your premium payments are credited to the Separate Account and you are credited with Accumulation Units. You cannot be credited with Accumulation Units until your Net Premium is actually deposited in the Separate Account. (See "Policy Values.")


If we decline an application for a policy we will refund all premium payments made.

Life Insurance Qualification


A Policy must satisfy either of two testing methods to qualify as a life insurance contract for tax purposes under Section 7702 of the Internal Revenue Code of 1986, as amended ("Code"). At the time of purchase, you may choose a Policy which uses either the Guideline Premium test or the Cash Value Accumulation test. Both methods require a life insurance policy to meet minimum ratios of life insurance coverage to Total Account Value. We refer to the ratios as Applicable Percentages. We refer to required life insurance coverage in excess of the Total Account Value as the Death Benefit corridor.

The Applicable Percentages for the Guideline Premium test are 250% through Attained Age 40, decreasing over time to 100% at Attained Age 95 and above. Attained Age is the Issue Age of the Insured increased by the number of Policy Years elapsed. The Guideline Premium test also restricts the maximum premiums that may be paid into a life insurance policy for a specified Death Benefit. The Cash Value Accumulation test does not limit premiums which may be paid but has higher required Applicable Percentages. For example, Applicable Percentages for Non-Smokers range from 730% at Attained Age 20 to 380% at Attained Age 40 to 100% at Attained Age 100.

If your primary objective is to pay as much premium as possible into the Policy to target a cash value funding objective, generally a Cash Value Accumulation method policy will best meet your needs, since it generally permits higher premium payments. The choice, however, might result in higher eventual Cost of Insurance charges because of the higher Death Benefit corridor.

In addition, the payment of higher premiums which would be associated with choosing the Cash Value Accumulation method increases the possibility that the amount paid into the Policy will exceed the amount that would have been paid had the Policy provided for seven level annual premiums (the "7-pay test"). If premiums paid exceed such limit during any 7-pay testing period, any partial surrender or Policy loan may be subject to federal income taxation. (See "Tax Considerations for Policyowners".)

If your primary objective is to maximize the potential for growth in Total Account Value, or to conserve Total Account Value, generally a Guideline Premium Policy will best meet your needs. This is because the Applicable Percentages are lower, resulting in lower Cost of Insurance charges for the smaller required Death Benefit corridor coverage.

If your primary objective is to provide a specified Death Benefit at low cost, then generally there is no difference between the testing methods because the planned premium will be less than the maximum premium limit under the Guideline Premium test and additional Death Benefit insurance coverage may not be necessary under either testing method to comply with the Death Benefit corridor requirements. The Policy's Death Benefit may also be referred to as the Target Face Amount. If a Term Insurance Rider is attached to the Policy, the Target Face Amount is the Term Insurance Rider's Benefit Amount plus the Policy's Death Benefit which is dependent upon the Death Benefit Option in effect.


Death Benefit Options


At the time of purchase, you must choose from three available Death Benefit Options. The amount payable under the option chosen will be determined as of the date of the Insured's death. The Death Benefit may be affected by partial surrenders. The Death Benefit for all three options will be reduced by the Loan Account Value plus any accrued interest.


Under Option 1, the Death Benefit will be the greater of the Specified Amount or Target Face Amount if a Term Insurance Rider is attached to the Policy (see "Term Insurance Rider"), or the Applicable Percentage of the Total Account Value. Option 1 generally provides a level Death Benefit.

Under Option 2, the Death Benefit will be the greater of the Specified Amount, plus the Total Account Value or the Target Face Amount if a Term Insurance Rider is attached to the Policy (see "Term Insurance Rider"), or the Applicable Percentage of the Total Account Value. Option 2 provides a varying Death Benefit which increases or decreases over time, depending on the amount of premium paid and the investment performance of the underlying funding options You choose.

Under Option 3, the Death Benefit will be the greater of the Specified Amount plus the Accumulated Premium(s) accumulated at the Premium Accumulation Rate or Target Face Amount if a Term Insurance Rider is attached to the Policy (see "Term Insurance Rider"), or the Applicable Percentage of the Total Account Value but will not exceed the total Death Benefit paid under Option 2. This option may only be selected at issue.


The Accumulated Premium is the sum of all the premiums paid from the Date of Issue accumulated or the Premium Accumulation Rate. You select the Premium Accumulation Rate at issue. Any rate requested in excess of 10% may be subject to additional underwriting.


The choice of Death Benefit Option should be based upon the pattern of Death Benefits which best matches the intended use of the Policy. For example, an Option 1 Policy should be chosen for a simple, fixed, level total Death Benefit need. Option 2 would be chosen to provide a level death benefit in addition to the Policy Total

Account Value, and Option 3 would provide a level death benefit for the Specified Amount plus a return of Accumulated Premiums.


Choosing the option which provides the lowest pattern of Death Benefits which meets the desired need will be the most efficient for accumulating potential cash value, since the lower Cost of Insurance charges will improve the growth or preservation of the Total Account Value. Other than providing the appropriate pattern of desired Death Benefits, there is no economic advantage of one option over another, since the Cost of Insurance charges for all three Options are based upon the amount at risk, the difference between the Death Benefit and the Total Account Value each month.


The same is true for the choice of a Premium Accumulation Rate under Option 3. Choice of a higher Premium Accumulation Rate will cause the death benefit to increase more rapidly, but this will also generate higher Cost of Insurance charges and lower the potential growth in Total Account Value.


Allocations and Transfers to Funding Options


At purchase, you must decide how to allocate your Net Premiums among the Funds and/or the Fixed Account. Net Premiums must be allocated in whole percentages. You should carefully consider current market conditions and each Fund's investment policies and related risks before allocating money to or transferring values among the Funds.


Before the Maturity Date, you may transfer Policy values from one Fund to another at any time, or to the Fixed Account. The Company reserves the right to charge $25 for each transfer after the twelfth transfer per year. Within 45 days after each Policy anniversary, and before the Maturity Date, you may also transfer a portion of the Fixed Account Value to one or more Funds. A transfer from the Fixed Account is allowed only once in the 45-day period after the Policy anniversary and will be effective as of the next Valuation Period after your request is received by our Administrator. The amount of such transfer cannot exceed the greater of 20% of the greatest amount held in the Fixed Account Value during the prior 5 years or $1000.

Any transfer among the Funds or to the Fixed Account will result in the crediting and cancellation of Accumulation Units based on the Accumulation Unit values determined at the end of the Valuation Period after your request is received by our Administrator. (See "Accumulation Unit Value.") The Valuation Period is the period of time from when the Company determines the Accumulation Unit Value and Settlement Option Unit Value of a variable investment option until the next time it determines such unit value. Currently, the calculation occurs after the close of business of the New York Stock Exchange on any normal business day, Monday through Friday, that the New York Stock Exchange is open.


POLICY VALUES


Total Account Value

The Total Account Value is the sum of the Fixed Account Value, the Separate Account Value and the Loan Account Value.

We will allocate each Net Premium to a funding option in the Separate Account and credit it in the form of Accumulation Units. An Accumulation Unit is used to measure the value of a Policyowner's interest in each applicable funding option used to calculate the value of the variable portion of the Total Account Value before election of a settlement option. We will credit each Net Premium we receive after your policy is issued to your Policy at the Accumulation Unit Value for a selected Fund at the end of the business day we receive it. The number of Accumulation Units credited is the Net Premium divided by that Accumulation Unit Value. Shares in each Fund you select will be purchased for the Separate Account at the Fund's net asset value next computed after we receive the Net Premium. Since each Fund has its own Accumulation Unit value if you choose a combination of funding options, you will have Accumulation Units credited for each funding option.

Separate Account Value is the sum of values in each Separate Account funding option which is the total number of Accumulation Units times the current Accumulation Unit Value. To that we add any Fixed Account values and any Loan Account Values to arrive at the Policy's Total Account Value.

The number of Accumulation Units you have is not changed by any change in the value of an Accumulation Unit. The number is increased by contributions or transfers and decreased by charges and withdrawals.

There is no guarantee that the Separate Account Value will equal or exceed Net Premiums placed in the Separate Account.

We will notify you annually as to the number of Accumulation Units credited to your Policy for each Fund, the current Accumulation Unit values, the Separate Account Value, the Fixed Account Value, and the Total Account Value.

Accumulation Unit Value

We convert any Net Premium payment allocated to, or Policy Value transferred to a variable Sub-Account into Variable Accumulation Units. The Variable Accumulation Unit Value for a Variable Sub-Account is determined by:

o multiplying the Fund shares owned by the Variable Sub-Account at the beginning of the business day by Fund the net asset value per share at the end of the business day and adding any dividend or other distribution during the business day; minus

o the daily Variable Sub-Account charges which may include a tax charge or credit; and

o dividing the result of the foregoing subtraction by the number of Variable Accumulation Units for that Variable Sub-Account at the beginning of the business day.

The Accumulation Unit Value may increase or decrease from business day to business day.

Maturity Value

The Maturity Date is the policy Anniversary on which the Insured attains age
100.


The Maturity Value of the Policy is the Total Account Value on the Maturity Date, less the Loan Account Value and any unpaid accrued interest.

Surrender Value


The Surrender Value of your Policy is the amount you can receive in cash by surrendering the Policy. This equals the Total Account Value minus the Loan Account Value and any accrued interest, plus any credit for premium loads paid. All or part of the Surrender Value may be applied to one or more of the Settlement Options.


POLICY RIGHTS

Partial Surrenders


A partial surrender may be made at any time after the first Policy Year. If, at the time of a partial surrender your Total Account Value is attributable to more than one funding option, the transaction charge and the amount paid to you upon the surrender will be taken proportionately from the Accumulation Unit values in each funding option.


The amount of a partial surrender may not exceed the Surrender Value on the date the request is received and may not be less than $500.

Partial surrenders may only be made prior to election of a Settlement Option.


For an Option 1 Death Benefit Policy (see "Death Benefit Options"):


A partial surrender will reduce the Total Account Value, Death Benefit, and Specified Amount. The Specified Amount and Total Account Value will be reduced by equal amounts and will reduce any past increases in the reverse order in which they occurred.


For an Option 2 Death Benefit Policy (see "Death Benefit Options"):


A partial surrender will reduce the Total Account Value and the Death Benefit, but it will not reduce the Specified Amount.


For an Option 3 Death Benefit Policy (see "Death Benefit Options"):

A partial surrender will reduce the Total Account Value, Death Benefit, and Specified Amount. The Specified Amount and Total Account Value will be reduced by equal amounts and will reduce any past increases in the reverse order in which they occurred.

We will pay you on a full or partial surrender within seven calendar days after we receive your written request. Payment may be postponed if the New York Stock Exchange has been closed or trading has been restricted. Your payment from the Fixed Account Values may be deferred up to six months except when used to pay premiums to the Company.


The Specified Amount remaining in force after a partial surrender may not be less than $100,000. Any request for partial surrender that would reduce the Specified Amount below this amount will not be granted. In addition, if, following the partial surrender and the corresponding decrease in the Specified Amount, the Policy would not comply with the maximum premium limitations required by federal tax law, the decrease may be limited to the extent necessary to meet the federal tax law requirements.

Reinstatement of a Lapsed Policy


A lapse occurs if your Monthly Deduction is greater than the Policy's Surrender Value and no payment to cover the deduction is made within 61 days of our notifying you.


You can apply for reinstatement within five years after the date of lapse and before the Maturity Date. To reinstate your Policy we will require satisfactory evidence of insurability and an amount sufficient to pay for the current Monthly Deductions, plus two additional Monthly Deductions.


Policy Loans

The maximum loan amount is 90% of Total Account Value unless state law is otherwise. The Loan Account Value, which is the loan amount plus interest, reduces any proceeds payable.

Any loan made will be taken proportionally from the amount in each funding option. Repayments on the loan will be allocated in proportion to current premium allocations, and will reduce the Loan Account Value.

The rate we charge during any Policy Year will be:

o the monthly average (Moody's Investors Service, Inc. Composite Yield on Corporate Bonds) for the calendar month which ends two months before the month in which the Policy Anniversary occurs, or, if greater,

o  5%

This rate may increase only when it would be at least 0.5% higher than the prior Policy Year's and decrease only when it would be at least 0.5% lower than the prior Policy Year's.

When you take a loan, we will tell you the current policy loan interest rate. We will tell you in advance of any interest rate change. You must pay interest on the anniversary of the loan, or earlier upon surrender, payment of proceeds, or maturity of a Policy. Any unpaid interest is added to the loan.

The Loan Account Value will earn interest at a rate equal to the greater of:

o  the policy loan interest rate less a rate not to exceed 0.90%; or

o  4.0%

The interest earned by the Loan Account Value will be added to the Fixed Account Value and the Separate Account Value in the same proportion in which the loan amount was originally deducted from these values.


Policy Changes


You may make changes to your Policy as described below by submitting a written request to our Administrator in a form satisfactory to us.

Increases: You may increase the Specified Amount of your Policy any time subject to satisfactory evidence of insurability which may be required.

Decreases: Generally, you may decrease the Specified Amount of your Policy; however, no decrease may reduce the Specified Amount below the minimum for the type of Policy (see "Death Benefit Options"), and the availability of decreases before the eighth Policy Year is subject to approval of this feature by state regulatory agencies and to the Company's satisfaction that the decrease is intended to meet a legitimate, non-insurance related business need of the Contractowner.

The new Specified Amount will equal the Specified Amount less the Total Account Value at the time of the change.

o Changes from Option 1 to Option 2 are allowed at any time. The new Specified Amount will equal the Specified Amount less the Total Account Value at the time of the change.

o Changes from Option 2 to Option 1 are allowed at any time. The new Specified Amount will equal the Specified Amount plus the Total Account Value as of the time of the change.

o Changes from Option 3 to Option 1 are allowed at any time. The Specified Amount will be increased to equal the Specified Amount prior to the change plus the lesser of the Accumulated Premiums or the Total Account Value at the time of the change.

o Changes from Option 3 to Option 2 are allowed at any time. The Specified Amount will be reduced to equal the Specified Amount prior to the change minus the difference between the Total Account Value and the sum of the Accumulated Premiums at the time of the change.


o  Changes from Options 1 or 2 to Option 3 are not allowed.

Right to Examine the Policy


The Policy has a "Right to Examine Period" during which you may examine the Policy. If for any reason you are dissatisfied, it may be returned to our Administrator for a refund. It must be returned within ten days after you receive the Policy. Some states provide a longer period of time to exercise these rights. Your Policy will indicate if you have more than 10 days to review the Policy. If you return (cancel) the Policy, we will pay a refund of (1) the difference between payments made and amounts allocated to the Separate Account, plus (2) the value of the amount allocated to the Separate Account as of the date the returned Policy is received by us, plus (3) any fees imposed on the amounts allocated to the Separate Account. However, some state laws require the refund equal to all premiums paid, without interest. Refunds will usually occur within seven days of notice of cancellation, although a refund of premiums you paid by check may be delayed until the check clears your bank.


DEATH BENEFIT


The Death Benefit under the Policy will be paid in a lump sum within seven days after we receive due proof of the Insured's death (a certified copy of the death certificate), unless you or the beneficiary have elected that it be paid under one or more of the Settlement Options or such options as we may choose to make available in the future. Payment of the Death Benefit may be delayed if the Policy is being contested.

POLICY SETTLEMENT


Settlement Options

Proceeds in the form of Settlement Options are payable by the Company upon the Insured's death, upon Maturity of the Policy, or upon election of one of the Settlement Options.

Upon the death of the Insured the proceeds of the Policy will be paid to the Beneficiary(ies) in the form of an annuity in Settlement Option 1, 2 or 3 if the Beneficiary(ies) so elect. An annuity is a series of payments for a definite period of time or for the life of an individual. For Settlement Option 4, payments of requested amounts are made at the request of the Payee or payments may be through one of the other available Settlement Options.

All or part of the Proceeds of this Policy may be applied, under one or more of the options described below. An election shall be made by written request to the Administrator. The Payee of Proceeds may make this election if no prior election has been made.

The Payee must designate whether the payments will be:

o on a fixed basis

o on a variable basis, or

o a combination of fixed and variable.

Variable Settlement Options will be supported by the then available Funds of the Company's Variable Annuity Account N (Account N), a separate account very similar to the Separate Account, except that Account N supports variable annuity benefits rather than variable life insurance benefits. We will provide an Account N prospectus in connection with selection of a Settlement Option. That prospectus will describe the available Funds, the cost and expenses of such Funds and the charges imposed on Account N. The available Funds may be and the charges imposed on Account N are expected to be different from those that relate to the Separate Account prior to commencement of a Settlement Option. Accordingly, you should review the Account N prospectus, as well as prospectuses for Account N's underlying Funds, prior to selecting any variable payment Settlement Option. A minimum monthly payment of $50 from each funding option will be required.

You make transfers among Funds while receiving payments on a variable basis under our administrative procedures in effect at the time. Currently, we limit the number of transfers to three per calendar year, but we can change this limit in the future.

If no designation is made, the Separate Account Value shall be used to provide a variable payment, and the Fixed Account Value shall be used to provide a fixed payment.

If a fixed annuity is chosen, the annuity purchase rate for the option chosen will reflect at least the minimum guaranteed interest rate of 3.0%.

Annuity Payment Options:

Option 1 -- Life Annuity/Life Annuity with Guaranteed Period -- Fixed and/or variable annuity payments will be made for the lifetime of the Annuitant with no certain period, or life and a 10 year certain period, or life and a 20 year certain period.

Option 2 -- Unit Refund Life Annuity -- Variable annuity payments will be made for the lifetime of the Annuitant with the guarantee that upon death, if (a) the number of the Fund settlement option annuity units initially purchased (determined by dividing the total dollar amount applied to purchase this settlement option by the Fund settlement option annuity unit value on the Annuity Commencement Date) is greater than (b) the number of Fund settlement option annuity units paid as part of each variable annuity benefit payment multiplied by the number of annuity benefit payments paid prior to death; then a refund payment equal to the number of Fund settlement option annuity units determined by (a) minus (b) will be made. The refund payment value will be determined using the Fund settlement option annuity unit value on the Valuation Date on which the death claim is approved by us for payment after we have received (1) proof of death acceptable to us; (2) written authorization for payment; and (3) all claim forms, fully completed.

Option 3 -- Cash Refund Life Annuity -- Fixed annuity payments will be made for the lifetime of the Annuitant with the guarantee that upon death, if (a) the total dollar amount applied to purchase this option is greater than (b) the fixed annuity benefit payment multiplied by the number of annuity benefit payments paid prior to death; then a refund payment equal to the dollar amount of (a) minus (b) will be made. The refund payment will be made on the Valuation Date on which the death claim is approved by us for payment after we are in receipt of (1) proof of death acceptable to us; (2) written authorization for payment; and (3) all claim forms, fully completed.

Option 4 -- Joint Life Annuity/Joint Life Annuity with Guaranteed Period -- Fixed and/or variable payments will be made during the joint life of the Annuitant and a Joint Annuitant of the Owner's choice. Payments will be made for life with no certain period, or life and a 10 year certain period, or life and a 20 year certain period. Payments continue for the life of the survivor at the death of the Annuitant or Joint Annuitant.

Other Options -- other options may be available as agreed upon in writing by us.

TERM INSURANCE RIDER

The Policy can be issued with a Term Insurance Rider as a portion of the total Death Benefit. The Rider provides term life insurance on the life of the Insured, which is annually renewable to Attained Age 100. This rider will continue in effect unless explicitly canceled by the Policyowner. The Rider provides a vehicle for short-term insurance protection for Policyowners who desire lower required premiums under the Policy, in anticipation of growth in Total Account Value to fund life insurance coverage in later Policy Years. The amount of coverage provided under the Rider's Benefit Amount, varies from month to month.

The Benefit Amount is the Target Face Amount minus the Specified Amount. However, if the Death Benefit of the Policy is defined as a percentage of the Total Account Value, the Benefit Amount is zero.

The cost of the Rider is added to the Monthly Deductions, and is based on the Insured's premium class, Issue Age and the number of Policy Years elapsed. We may adjust the monthly rider rate from time to time, but the rate will never exceed the guaranteed cost of insurance rates for the Rider for that Policy Year.

If the Policy's Death Benefit increases as a result of an increase in Total Account Value (see "Life Insurance Qualification"), the Rider's Target Death Benefit will be reduced by an equivalent amount to maintain the total desired Death Benefit.

The Rider's Death Benefit is included in the total Death Benefit paid under the Policy. (See "Death Benefit Options.")

THE COMPANY

The Company is as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

Directors and Officers of Lincoln Life

The following persons are Directors and Officers of Lincoln Life. Except as indicated below, the address of each is 1300 South Clinton Street, Fort Wayne, Indiana 46802, and each has been employed by Lincoln Life or its affiliates for more than 5 years.



      Name, Address and
 Position(s) with Registrant                Principal Occupations Last Five Years
-----------------------------   ------------------------------------------------------------
Nancy J. Alford                 Vice President [4/96-present], (formerly Second Vice
Vice President                  President [1/90-4/96]), Lincoln National Life Insurance Co.

Roland C. Baker                 President [1/95-present], First Penn-Pacific Life Insurance
Vice President and Director     Co. Formerly: Chairman and CFO [7/88-1/95], Baker,
1801 S. Meyers Road             Ralish, Shipley and Politzer, Inc.
Oakbrook Terrace, Ill. 60181

Jon A. Boscia                   President and Director, Lincoln National Corp. [1/98-
Director                        present] (Formerly: President and Chief Executive Officer
200 East Berry Street           [10/96-1/98] and Chief Operating Officer [5/94-10/96]),
Fort Wayne, Ind. 46802          Lincoln National Life Insurance Co.; President [7/91-5/94]
                                Lincoln Investment Management, Inc.

John Gotta                      Vice President and General Manager [1/98-present]
Senior Vice President           Lincoln National Life Insurance Co. Formerly: Senior Vice
and Assistant Secretary         President, Connecticut General Life Insurance Company
350 Church Street               [3/96-12/97]; Vice President, Connecticut Mutual Life
Hartford, CT 06103              Insurance Company [8/94-3/96]; Vice President, CIGNA
                                [3/93-8/94]

J. Michael Hemp                 President [11/96-Present], Lincoln Financial Advisors
Senior Vice President           Corp.; Vice President [10/95-Present], Lincoln National
350 Church Street               Life Insurance Co. Formerly: Regional Chief Executive
Hartford, CT 06103              Officer [11/79-10/95], Lincoln Dallas RMO.

Stephen H. Lewis                Senior Vice President, [5/94-present] Lincoln National
Senior Vice President           Life Insurance Co. Formerly: President [2/85-5/94], First
                                Penn-Pacific Life Insurance Co.

H. Thomas McMeekin              President [5/94-present], Lincoln Investment
Director                        Management, Inc.; Executive Vice President [5/84-
200 East Berry Street           Present], Lincoln National Corporation (formerly Senior
Fort Wayne, Ind. 46802          Vice President [11/92-5/94])
Arthur S. Ross                  Vice President, Lincoln National Life Insurance Co.
Vice President

Lawrence T. Rowland             Executive Vice President [10/96-present] (formerly Senior
Executive Vice President        Vice President [1/93-10/96]), Lincoln National Life
and Director                    Insurance Co.
One Reinsurance Place
1700 Magnavox Way
Fort Wayne, Ind. 46804

      Name, Address and
 Position(s) with Registrant               Principal Occupations Last Five Years
-----------------------------   -----------------------------------------------------------
Keith J. Ryan                   Senior Vice President (formerly Vice President), Chief
Senior Vice President,          Financial Officer and Assistant Treasurer [1/96-present].
Chief Financial Officer         Formerly: Controller [6/95-12/95], Business Controls
and Assistant Treasurer         Director [11/90-6/95], Lincoln National Life Insurance Co.

Gabriel L. Shaheen              President and Chief Executive Officer [1/98-present],
President, Chief Executive      Lincoln National Life Insurance Co. Formerly: Chairman
Officer and Director            and Managing Director, Lincoln National (UK) PLC [12/96-
                                1/98]; President, Lincoln National Reassurance Company
                                [7/95-12/96]; Senior Vice President, Lincoln National Life
                                Reinsurance Company [1/93-7/95]

Richard C. Vaughan              Executive Vice President and Chief Financial Officer
Director                        [1/95-present] (formerly Senior Vice President
200 East Berry Street           [4/92-1/95]), Lincoln National Corp.
Fort Wayne, Ind. 46802

Michael R. Walker               Vice President [1/96-present], Lincoln National Life
Vice President                  Insurance Co. Formerly: Vice President [3/93-1/96],
                                Employers Health Insurance Co.

Roy V. Washington               Vice President [7/96-present], Lincoln National Life
Vice President                  Insurance Co. (formerly, Associate Counsel [2/95-7/96]).
                                Formerly: Director of Compliance [8/94-2/95], Lincoln
                                Investment Management, Inc.; Compliance Consultant
                                [8/89-8/94], Lincoln National Corp.

Michael L. Wright               Senior Vice President [3/95-present], Lincoln National
Senior Vice President           Life Insurance Co. Formerly: Executive Vice President
                                and Chief Operating Officer [11/88-3/95], The
                                Associate Group.


ADDITIONAL INFORMATION

Reports to Policyowners


Within 30 days after each Policy Anniversary and before proceeds are applied to a Settlement Option, we will send you a report containing the following information:

o a statement of changes in the Total Account Value and Surrender Value since the prior report or since the Date of Issue, if there has been no prior report. This includes a statement of Monthly Deductions and investment results and any interest earnings for the report period;

o Surrender Value, Death Benefit, and any Loan Account Value as of the Policy Anniversary;

o a projection of the Total Account Value, Loan Account Value and Surrender Value as of the succeeding Policy Anniversary.

If you have Policy values funded in a Separate Account you will receive, in addition, such periodic reports as may be required by the Commission.


Some state laws require additional reports; these requirements vary from state to state.

Right to Instruct Voting of Fund Shares

In accordance with our view of present applicable law, we will vote the shares of each of the Funds held in each Separate Account. The votes will be cast at meetings of the shareholders of the Fund and will be based on instructions received from

Policyowners. However, if the 1940 Act or any regulations thereunder should be amended or if the present interpretation thereof should change, and as a result we determine that we are permitted to vote the shares of the Fund in our own right, we may elect to do so.

The number of Fund shares which each Policyowner is entitled to direct a vote is determined by dividing the portion of Total Account Value attributable to a Fund, if any, by the net asset value of one share in the Fund. Where the value of the Total Account Value or the Valuation Reserve relates to more than one Fund, the calculation of votes will be performed separately for each Fund. The number of shares which a person has a right to vote will be determined as of a date to be chosen by us, but not more than 90 days before the meeting of the Fund. Voting instructions will be solicited by written communication at least 14 days before such meeting. Fund shares for which no timely instructions are received, and Fund shares which are not otherwise attributable to Policyowners, will be voted by us in the same proportion as the voting instructions which are received for all Policies participating in each Fund through Account S.


Policyowners having a voting interest will receive periodic reports relating to the Fund, proxy material and a form for giving voting instructions.

Disregard of Voting Instructions

We may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objectives of a Fund or to approve or disapprove an investment advisory contract for a Fund. In addition, we may disregard voting instructions in favor of changes initiated by a Policyowner in the investment policy or the investment adviser of the Fund if we reasonably disapprove of such changes.


A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities or we determined that the change would have an adverse effect on the Separate Account in that the proposed investment policy for a Fund may result in overly speculative or unsound investments. In the event we do disregard voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to Policyowners.


State Regulation

We are subject to regulation and supervision by the Insurance Department of the state of Indiana, which periodically examines our affairs. We are also subject to the insurance laws and regulations of all jurisdictions where we are authorized to do business. The Policies have been approved by the Insurance Department of the state of Indiana and in other jurisdictions where they are offered.

We are required to submit annual statements of our operations, including financial statements, to the insurance departments of the various jurisdictions in which we do business, for the purposes of determining solvency and compliance with local insurance laws and regulations.

Legal Matters

The Company knows of no material legal proceedings pending to which the Separate Account is a party or which would materially affect the Separate Account.

Lincoln Life is involved in various pending or threatened legal proceedings arising from the conduct of its business. Most of these proceedings are routine and in the ordinary course of business. In some instances these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that the ultimate liability, if any, under these suits will not have a material adverse effect on the financial position of Lincoln Life.

During the 1990's class action lawsuits alleging sales practices fraud have been filed against many life insurance companies, and Lincoln Life has not been immune. Several lawsuits involve alleged fraud in the sale of interest-sensitive universal and whole life insurance policies. Certain of these suits have been filed as class actions against Lincoln Life, although as of the date of this Prospectus the court had not certified a class in any of them. Plaintiffs seek unspecified damages and penalties for themselves and on behalf of the putative class. Although the relief sought in these cases is substantial, the cases are in the early stages of litigation, and it is premature to make assessments about potential loss, if any. Management denies these allegations and intends to defend these suits vigorously. The amount of liability, if any, which may arise as a result of these suits (exclusive of any indemnification from professional liability insurers) cannot be reasonably estimated at this time.

The legal validity of the securities described in the Prospectus has been passed on by Robert A. Picarello, Esq., Associate General Counsel of the Company.


The Registration Statement


A Registration Statement under the 1933 Act has been filed with the Commission relating to the offering described in this Prospectus. This Prospectus does not include all the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. The omitted information may be obtained at the Commission's principal office in Washington, DC, upon payment of the Commission's prescribed fees.

Distribution of the Policies

The Policy will be sold by individuals and entities, who in addition to being licensed as life insurance agents for Lincoln Life are also registered representatives of Lincoln Financial Advisors, Inc. or of other registered broker-dealers who maintain a selling relationship with Lincoln Life. Registered broker-dealers and registered representatives of broker-dealers ordinarily receive commission and service fees up to 35% of the first year premium as defined and limited by Internal Revenue Code Section 7702, plus up to 10% of all other premiums paid. A registered representative or registered broker-dealer may be required to return all or part of any commission if the Policy is not continued for a certain period. All compensation is paid from Lincoln Life resources, which include sales charges made under this policy.


Records and Accounts


Andesa, TPA, Inc., Suite 502, 1621 N. Cedar Crest Boulevard, Allentown, Pennsylvania, will act as a Transfer Agent on behalf of Lincoln Life as it relates to the policies described in this Prospectus. In the role of a Transfer Agent, Andesa will perform administrative functions, such as decreases, increases, surrenders and partial surrenders, fund allocation changes and transfers on behalf of the Company.


All records and accounts relating to the Separate Account and the Funds shares held in the Separate Account will be maintained by the Company. All financial transactions will be handled by the Company. All reports required to be made and information required to be given will be provided by Andesa on behalf of the Company.


Independent Auditors


Ernst & Young LLP are the independent auditors for the Separate Account and for the Company. The services provided to the Separate Account include primarily the examination of the Separate Account's financial statements and review of filings made with the Commission.

Preparing for Year 2000

Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the year 2000. The year 2000 issue affects virtually all companies and organizations.

Lincoln Life, as part of its year 2000 updating process, is responsible for the updating of its Account S-related computer systems. An affiliate of Lincoln Life, Delaware Service Company (Delaware), provides substantially all of the necessary accounting and valuation services for Account S. Delaware, for its part, is responsible for updating all of its internal computer systems, including those which service Account S, to accommodate the year 2000. Lincoln Life and Delaware (the "Companies") have each been redirecting a large portion of their internal information technology efforts and contracting with outside consultants as part of this updating process. Meanwhile, they have been coordinating with each other as part of the process.

The year 2000 issue is pervasive and complex and affects virtually every aspect of the businesses of both Lincoln Life and Delaware (the Companies). The computer systems of the Companies and their interfaces with the computer systems of vendors, suppliers, customers and other business partners are particularly vulnerable. The inability to properly recognize date-sensitive electronic information and to transfer data between systems could cause errors or even complete failure of systems, which would result in a temporary inability to process transactions correctly and engage in normal business activities for Account S. The Companies respectively are redirecting significant portions of their internal information technology efforts and are contracting, as needed, with outside consultants to help update their systems to accommodate the year 2000. The Companies have respectively initiated formal discussions with other critical parties that interface with their systems to gain an understanding of the progress by those parties in addressing year 2000 issues. While the Companies are making substantial efforts to address their own systems and the systems with which they interface, it is not possible to provide assurance that operational problems will not occur. The Companies presently believe that, assuming the modification of existing computer systems, updated by vendors and conversion to new software and hardware, the year 2000 issue will not pose significant operations problems for their respective computer systems. In addition, the Companies are incorporating potential issues surrounding year 2000 into their contingency planning process, in the event that, despite these substantial efforts, there are unresolved year 2000 problems. If the remediation efforts noted above are not completed timely or properly, the year 2000 issue could have a material adverse impact on the operation of the businesses of Lincoln Life or Delaware, or both.

The cost of addressing year 2000 issues and the timeliness of completion is being monitored by management of the respective Companies. Nevertheless, there can be no guarantee either by Lincoln Life or by Delaware that estimated costs will be achieved, and actual results could differ significantly from those anticipated. Specific factors that might cause such differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer problems, and other uncertainties.


TAX MATTERS

General

The following is a discussion of the federal income tax considerations relating to the Policy. This discussion is based on the Company's understanding of federal income tax laws as they now exist and are currently interpreted by the Internal Revenue Service ("IRS"). These laws are complex, and tax results may vary among individuals. A person or persons contemplating the purchase of or the exercise of elections under the Policy described in this Prospectus should seek competent tax advice.

Federal Tax Status of the Company


The Company is taxed as a life insurance company in accordance with the Code. For federal income tax purposes, the operations of each Separate Account form a part of the Company's total operations and are not taxed separately, although operations of each Separate Account are treated separately for accounting and financial statement purposes.


Under existing federal income tax law, the Company believes that the Separate Account investment income and realized net capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the contracts. Accordingly, the Company does not anticipate that it will incur any federal income tax liability attributable to the Separate Account. Therefore, the Company does not intend to make provisions for any such taxes. However, the Company reserves the right to make a deduction for such taxes should they be imposed with respect to such items in the future.

Life Insurance Qualification


Section 7702 of the Code includes a definition of life insurance for tax purposes. The Code and IRS rules generally place limits on the amount of premiums payable under the contract and the level of cash surrender value. In no event may the total of all premiums paid exceed the then-current maximum premium limitations established by federal law for a Policy to qualify as life insurance. If, at any time, a premium is paid which would result in total premiums exceeding such maximum premium limitation, we will only accept that portion of the premium which will make total premiums equal the maximum. Any part of the premium in excess of that amount will be returned or applied as otherwise agreed and no further premiums will be accepted until allowed by the then-current maximum premium limitations prescribed by law. The Secretary of the Treasury has been granted authority to prescribe regulations to carry out the purposes of Section 7702, and proposed regulations governing mortality charges were issued in 1991. The Company believes that the Policy meets the statutory definition of life insurance. As such, and assuming the diversification standards of Section 817(h) (discussed below) are satisfied, then except in limited circumstances (a) death benefits paid under the Policy should generally be excluded from the gross income of the beneficiary for federal income tax purposes under Section 101(a)(1) of the Code, and (b) a Policyowner should not generally be taxed on the cash value under a Policy, including increments thereof, prior to actual receipt. The principal exceptions to these rules are corporations that are subject to the alternative minimum tax, and thus may be subject to tax on increments in the Policy's Total Account Value, and Policyowners who acquire a Policy in a "transfer for value" and thus can become subject to tax on the portion of the Death Benefit which exceeds the total of their cost of acquisition and subsequent premium payments.

The Company intends to comply with any future final regulations issued under Sections 7702 and 817(h) of the Code, and therefore reserves the right to make such changes as it deems necessary to ensure such compliance. Any such changes will apply uniformly to affected Policyowners and will be made only after advance written notice.

General Rules

Upon the surrender or cancellation of any Policy, whether or not it is a Modified Endowment Contract, the Policyowner will be taxed on the Surrender Value only to the extent that it exceeds the gross premiums paid less prior untaxed withdrawals. The amount of any unpaid Policy Loans will, upon surrender, be added to the Surrender Value and will be treated for this purpose as if it had been received.

Assuming the Policy is not a Modified Endowment Contract, the proceeds of any Partial Surrenders are generally not taxable unless the total amount received due to such surrenders exceeds total premiums paid less prior untaxed Partial Surrender amounts. However, Partial Surrenders made within the first 15 Policy Years may be taxable in certain limited instances where the Surrender Value plus any unpaid Policy debt exceeds the total premiums paid less the untaxed portion of any prior Partial Surrenders. This result may occur even if the total amount of any Partial Surrenders does not exceed total premiums paid to that date.

Loans received under the Policy will ordinarily be considered indebtedness of the Policyowner, and assuming the Policy is not considered a Modified Endowment Contract, Policy Loans will not be treated as current distributions subject to tax. Generally, amounts of loan interest paid by individuals will be considered nondeductible "personal interest."

Modified Endowment Contracts

A class of contracts known as "Modified Endowment Contracts" has been created under Section 7702A of the Code. The tax rules applicable to loan proceeds and proceeds of a Partial Surrender of any Policy that is considered to be a Modified Endowment Contract will differ from the general rules noted above.

A contract will be considered a Modified Endowment Contract if it fails the "7-pay test." A Policy fails the 7-pay test if, at any time in the first seven Policy Years, the amount paid into the Policy exceeds the amount that would have been paid had the Policy provided for the payment of seven (7) level annual premiums. In the event of a distribution under the Policy, the Company will notify the Policyowner if the Policy is a Modified Endowment Contract.

In addition, each Policy is subject to the 7-pay test during the first seven Policy Years following the time a material change takes effect. A material change, for these purposes, includes the exchange of a life insurance policy for another life insurance policy or the conversion of a term life insurance policy into a whole life or universal life insurance policy. In addition, an increase in the future benefits provided constitutes a material change unless the increase is attributable to (1) the payment of premiums necessary to fund the lowest Death Benefit payable in the first seven Policy Years or (2) the crediting of interest or other earnings with respect to such premiums. A reduction in death benefits during the first seven Policy Years may also cause a Policy to be considered a Modified Endowment Contract.

If the Policy is considered to be a Modified Endowment Contract, the proceeds of any Partial Surrenders, any Policy Loans and most assignments will be currently taxable to the extent that the Policy's Total Account Value immediately before payment exceeds gross premiums paid (increased by the amount of loans previously taxed and reduced by untaxed amounts previously received). These rules may also apply to Policy Loans or Partial Surrender proceeds received during the two-year period prior to the time that a Policy becomes a Modified Endowment Contract. If the Policy becomes a Modified Endowment Contract, it may be aggregated with other Modified Endowment Contracts purchased by you from the Company (and its affiliates) during any one calendar year for purposes of determining the taxable portion of withdrawals from the Policy.

A penalty tax equal to 10% of the amount includable in income will apply to the taxable portion of the proceeds of any Policy Surrender or Policy Loan received by any Policyowner of a Modified Endowment Contract who is not an individual. Taxable policy distributions made to an individual who has not reached the age of 591/2 will also be subject to the penalty tax unless those distributions are attributable to the individual becoming disabled, or are part of a series of equal periodic payments made not less frequently than annually for the life or life expectancy of such individual (i.e., an annuity).

Diversification Standards

Section 817(h) of the Code provides that separate account investments (or the investments of a mutual fund, the shares of which are owned by separate accounts of insurance companies) underlying the Policy must be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as life insurance. The Treasury Department has issued regulations prescribing the diversification requirements in connection with variable contracts. The Separate Account, through the Funds, intends to comply with these requirements.

Investor Control

In certain circumstances, owners of variable contracts may be considered the owners for federal income tax purposes of the assets of the separate account used to support their contracts. In those circumstances, income and gains from separate account assets would be includable in the variable contract owner's gross income. In several rulings published prior to the enactment of Section 817(h), the IRS stated that a variable contract owner will be considered the owner of separate account assets if the contractowner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations under Section 817(h) concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., you), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which Policyowners may direct their investments to particular Funds without being treated as owners of the underlying assets." As of the date of this Prospectus, no such guidance has been issued.

The ownership rights under the Policy are similar to, but different in certain respects from those described by the IRS in pre-Section 817(h) rulings in which it was determined that Policyowners were not owners of separate account assets. For example, a Policyowner has additional flexibility in allocating premium payments and account values. While the Company does not believe that these differences would result in a Policyowner being treated as the owner of a pro rata portion of the assets of the Separate Account, there is no regulation or ruling of the IRS that confirms this conclusion. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Policy as necessary or to limit the number of variable options available to attempt to prevent a Policyowner from being considered the owner of a pro rata share of the assets of the Separate Account.

Other Tax Considerations

Business-owned life insurance may be subject to certain additional rules.
Section 264(a)(1) of the Code generally prohibits employers from deducting premiums on policies covering officers, employees or other financially interested parties where the employer is a beneficiary under the Policy. Additions to the Policy's Total Account Value may also be subject to tax under the corporation alternative minimum tax provisions. In addition, Section 264(a)(4) of the Code limits the Policyowner's deduction for interest on loans taken against life insurance covering the lives of officers, employees, or others financially interested in the Policyowner's trade or business. Under current tax law, interest may generally be deducted on an aggregate total of $50,000 of loans per covered life only with respect to life insurance policies covering each officer, employee or others who may have a financial interest in the Policyowner's trade or business and are considered key persons.


Generally, a key person means an officer or a 20 percent owner. However, the number of key persons will be limited to the greater of (a) 5 individuals, or
(b) the lesser of 5 percent of the total officers and employees of the taxpayor or 20 individuals. Deductible interest for these contracts will be capped based on applicable Moody's Corporate Bond Rate. Section 264 (f) of the Code denies a deduction for a portion of a Policyowner's otherwise deductible interest that is allocable to nonborrowed policy cash values. The nondeductible interest amount is the amount that bears the same ratio to such interest as the company's average nonborrowed cash values of life insurance and annuity policies issued after June 8, 1997 bears to the sum of the average nonborrowed cash values of policies plus the average adjusted tax basis of other assets owned by the company. This provision does not apply to policies in which the insured is a 20 percent owner, officer, director or employee of the business, including policies jointly covering such individual and his or her spouse. The rule also will not apply where the Policyowner is a natural person, unless a trade or business is directly or indirectly the beneficiary of the policy.

Depending on the circumstances, the exchange of a policy, a change in the Policy's Death Benefit Option, a Policy Loan, a Full or Partial Surrender, a change in Ownership or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer, estate, inheritance and other tax consequences of policy ownership, premium payments and receipt of policy proceeds depend on the circumstances of each Policyowner or beneficiary. Any person concerned about these tax implications should consult a competent tax advisor before initiating any transaction.


MISCELLANEOUS POLICY PROVISIONS

The Policy, including riders, which you receive and the application you make when you purchase the Policy are the whole contract. A copy of the application is attached to the Policy when it is issued to you. Any application for changes, once approved by us, will become part of the Policy.


Payment of Benefits


All benefits are payable by the Administrator. We may require submission of the Policy before we grant loans, make changes or pay benefits.


Age

If age is misstated on the application, the amount payable on death will be that which would have been purchased by the most recent monthly deduction at the current age.

Incontestability


We will not contest coverage under the Policy after the Policy has been in force during the lifetime of the insured for a period of two years from the Policy's Date of Issue.


For coverage which takes effect on a later date (e.g., an increase in coverage), we will not contest such coverage after it has been in force during the lifetime of the Insured more than two years from its effective date.

Suicide

In most states, if the Insured commits suicide within two years from the Date of Issue, the only benefit paid will be the sum of:

a) premiums paid less amounts allocated to the Separate Account; and

b) the Separate Account Value on the date of suicide, plus the portion of the Monthly Deduction from the Separate Account Value, minus

c) the amount necessary to repay any loans in full and any interest earned on the Loan Account Value transferred to the Separate Account Value, and any surrenders from the Fixed Account.

If the Insured commits suicide within two years from the effective date of any increase in coverage, we will pay as a benefit only the Monthly Deduction for the increase, in lieu of the face amount of the increase.

All amounts described in (a) and (c) above will be calculated as of the date of death.

Coverage Beyond Maturity


You may, by written request at any time before the Maturity Date of this Policy, elect to continue coverage beyond the Maturity Date. At Age 100, the Separate Account Value will be transferred to the Fixed Account. If coverage beyond maturity is elected, we will continue to credit interest to the Total Account Value of this Policy. Monthly Deductions will be calculated with a Cost of Insurance rate equal to zero. (This provision is not available in certain states.)


At this time, uncertainties exist regarding the tax treatment of the Policy should it continue beyond the Maturity Date. You should therefore consult with your tax advisor prior to making this election. (See "Tax Matters.")

Nonparticipation

The Policy is not entitled to share in the divisible surplus of the Company. No dividends are payable.

                                   Appendix A

Illustrations of Death Benefit, Total Account Values and Surrender Values.

The following tables illustrate how the Death Benefit, Total Account Values and Surrender Values of a Policy change with the investment experience of the variable funding options. The tables show how the Death Benefit, Total Account Values and Surrender Values of a Policy issued with an insured of a given age and a given premium would vary over time if the investment return on the assets held in each Fund were a uniform, gross after tax annual rate of 0%, 6%, and 12%, respectively.

Tables I, II, VII and VIII illustrate Policies issued on a unisex basis, age 45, in the preferred nonsmoker rate class for fully underwriting issue. Tables III, IV, IX and X illustrate Policies issued on a unisex basis, age 45 in the nonsmoker rate class for guaranteed issue underwriting. Tables V, VI, XI and XII illustrate Policies issued on a unisex basis, age 45 in the nonsmoker rate class for simplified issue underwriting. Tables I through VI show values under the Guideline Premium Test for the definition of life insurance, and Tables VII through XII show values under the Cash Value Accumulation Test for the definition of life insurance. The Death Benefit, Total Account Values, and Surrender Values would be different from those shown if the gross annual investment rates of return averaged 0%, 6%, and 12%, respectively, over a period of years, but fluctuated above and below those averages for individual Policy Years.

The second column of each table shows the accumulated values of the premiums paid at an assumed rate of 5%. The third through fifth columns illustrate the Death Benefit of a Policy over a designated period. The sixth through eighth columns illustrate the Total Account Values, while the ninth through eleventh columns illustrate the Surrender Values of each Policy over the designated period. Tables I, III, V, VII, IX and XI assume the maximum Cost of Insurance allowable under the Policy is charged in all Policy Years. These tables also assume that the maximum allowable mortality and expense risk charge of 0.90% on an annual basis, the maximum allowable premium load of 15% up to the first year's Target Premium and 6% over the Target Premium, are assessed in the first Policy Year; the maximum allowable premium load of 10% up to the second year's Target Premium and 6% over the Target Premium, are assessed in the second through fifth Policy Year and 6% on all premium in all Policy years thereafter, and an assumed Premium Tax charge of 1.75% on all premium in all Policy Years.

The amounts shown for Death Benefit, Surrender Values, and Total Account Values reflect the fact that the net investment return is lower than the gross return on the assets held in each Fund as a result of expenses paid by each Fund and Separate Account charges levied.

The values shown take into account the daily investment advisory fee and other Fund expenses paid by each Fund. See individual prospectuses for each Fund for more information.

In addition, these values reflect the application of the mortality and expense risk charge, premium load and assumed premium tax charge described above. After deduction of these amounts, the illustrated net annual return is -1.55%, 4.45% and 10.45% on a maximum charge basis for all years. The illustrated net annual return on a current charge Basis is -1.35%, 4.65% and 10.65% for Policy Years 1-10 and -1.15%, 4.85% and 10.85% for Policy Years 11 and thereafter.

The amounts shown also reflect the deduction of Fund investment advisory fees and other expenses which will vary depending on which funding vehicle is chosen but which are assumed for purposes of these illustrations to be equivalent to an annual effective rate of 0.84% of the daily net asset value of the Variable Account. This rate reflects an arithmetic average of total Fund portfolio annual expenses for the year ending December 31, 1997.

The hypothetical values shown in the tables do not reflect any Separate Account charges for federal income taxes, since we are not currently making such charges. However, such charges may be made in the future, and in that event, the gross annual investment rate of return would have to exceed 0%, 6% or 12% by an amount sufficient to cover the tax charges in order to produce the Death Benefit, Total Account Values, and Surrender Values illustrated.

The tables illustrate the Policy Values that would result based upon the hypothetical investment rates of return if premiums were paid as indicated, if all Net Premiums were allocated to Account S, and if no Policy loans have been made. The tables are based on the assumptions that the Policyowner has not requested an increase or decrease in the Specified Amount of the Policy, and no partial surrenders have been made.

Upon request, we will provide an illustration based upon the proposed Insured's age, and underwriting classification, the Specified Amount or premium requested, the proposed frequency of premium payments and any available riders requested.

The hypothetical gross annual investment return assumed in such an illustration will not exceed 12%.

                                    Table I

FLEXIBLE PREMIUM CORPORATE VARIABLE UNIVERSAL LIFE INSURANCE POLICY UNISEX
                     ISSUE AGE 45 PREFERRED NONSMOKER RISK
             GUARANTEED INSURANCE COSTS AND MAXIMUM CHARGES ASSUMED
                               FULLY UNDERWRITTEN
                            $8,897.00 ANNUAL PREMIUM
                             GUIDELINE PREMIUM TEST
                              FACE AMOUNT $500,000
                             DEATH BENEFIT OPTION 1

                Premiums             Death Benefit
               Accumulated   Guaranteed Annual Investment           Total Account Value               Cash Surrender Value
                   at                  Return of                Annual Investment Return of       Annual Investment Return of
Policy         5% Interest --------------------------------- --------------------------------- ----------------------------------
 Year           Per Year    Gross 0%   Gross 6%   Gross 12%   Gross 0%   Gross 6%   Gross 12%   Gross 0%   Gross 6%    Gross 12%
------------- ------------ ---------- ---------- ----------- ---------- ---------- ----------- ---------- ---------- ------------
 1                 9,342    500,000    500,000      500,000     5,549      5,937        6,326     6,172      6,560        6,949
 2                19,151    500,000    500,000      500,000    11,337     12,488       13,687    11,804     12,955       14,154
 3                29,450    500,000    500,000      500,000    16,916     19,209       21,697    16,916     19,209       21,697
 4                40,265    500,000    500,000      500,000    22,272     26,094       30,408    22,272     26,094       30,408
 5                51,620    500,000    500,000      500,000    27,408     33,149       39,897    27,408     33,149       39,897

 6                63,542    500,000    500,000      500,000    32,667     40,746       50,634    32,667     40,746       50,634
 7                76,061    500,000    500,000      500,000    37,667     48,510       62,335    37,667     48,510       62,335
 8                89,206    500,000    500,000      500,000    42,394     56,434       75,091    42,394     56,434       75,091
 9               103,009    500,000    500,000      500,000    46,824     64,503       89,000    46,824     64,503       89,000
10               117,501    500,000    500,000      500,000    50,930     72,696      104,171    50,930     72,696      104,171

15               201,584    500,000    500,000      500,000    66,048    115,346      204,521    66,048    115,346      204,521
20               308,897    500,000    500,000      500,000    69,166    159,380      368,017    69,166    159,380      368,017
25               445,859    500,000    500,000      742,749    51,801    200,594      640,300    51,801    200,594      640,300
30               620,662          0    500,000    1,151,852         0    232,707    1,076,497         0    232,707    1,076,497
20 (Age 65)      308,897    500,000    500,000      500,000    69,166    159,380      368,017    69,166    159,380      368,017



If premiums are paid more frequently than annually, the Death Benefits, Total Account Values, and Cash Surrender Values would be less than those illustrated. If a larger premium is paid, the Surrender Value as a percentage of the Total Account Value will be greater than or equal to those illustrated. If a smaller premium is paid, the Surrender Value as a percentage of the Total Account Value will be less than or equal to those illustrated.

Assumes no Policy loan has been made. Guaranteed cost of insurance rates assumed. Maximum mortality and expense risk charges, administrative charges, and premium load assumed.

These investment results are illustrative only and should not be considered a representation of past or future investments results. Actual investment results may be more or less than those shown and will depend on a number of factors including the Policy Owner's allocations, and the Fund's rate of return. The Total Account Value and Cash Surrender Value for a Policy would be different from those shown in the actual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will definitely be achieved for any one year or sustained over a period of time.

                                    Table II

FLEXIBLE PREMIUM CORPORATE VARIABLE UNIVERSAL LIFE INSURANCE POLICY UNISEX
                     ISSUE AGE 45 PREFERRED NONSMOKER RISK
              CURRENT INSURANCE COSTS AND CURRENT CHARGES ASSUMED
                               FULLY UNDERWRITTEN
                            $8,897.00 ANNUAL PREMIUM
                             GUIDELINE PREMIUM TEST
                              FACE AMOUNT $500,000
                             DEATH BENEFIT OPTION 1

                Premiums             Death Benefit
               Accumulated   Guaranteed Annual Investment           Total Account Value               Cash Surrender Value
                   at                  Return of                Annual Investment Return of       Annual Investment Return of
Policy         5% Interest --------------------------------- --------------------------------- ----------------------------------
 Year           Per Year    Gross 0%   Gross 6%   Gross 12%   Gross 0%   Gross 6%   Gross 12%   Gross 0%   Gross 6%    Gross 12%
------------- ------------ ---------- ---------- ----------- ---------- ---------- ----------- ---------- ---------- ------------
 1                 9,342    500,000    500,000      500,000     6,775      7,213        7,652     7,397      7,836        8,275
 2                19,151    500,000    500,000      500,000    13,517     14,831       16,199    13,984     15,298       16,666
 3                29,450    500,000    500,000      500,000    19,977     22,608       25,457    19,977     22,608       25,457
 4                40,265    500,000    500,000      500,000    26,181     30,574       35,527    26,181     30,574       35,527
 5                51,620    500,000    500,000      500,000    32,158     38,768       46,529    32,158     38,768       46,529

 6                63,542    500,000    500,000      500,000    38,287     47,601       58,986    38,287     47,601       58,986
 7                76,061    500,000    500,000      500,000    44,234     56,748       72,683    44,234     56,748       72,683
 8                89,206    500,000    500,000      500,000    50,179     66,420       87,961    50,179     66,420       87,961
 9               103,009    500,000    500,000      500,000    55,939     76,446      104,791    55,939     76,446      104,791
10               117,501    500,000    500,000      500,000    61,492     86,824      123,328    61,492     86,824      123,328

15               201,584    500,000    500,000      500,000    86,435    145,915      252,204    86,435    145,915      252,204
20               308,897    500,000    500,000      573,848   104,331    217,101      470,367   104,331    217,101      470,367
25               445,859    500,000    500,000      969,884   117,912    308,579      836,107   117,912    308,579      836,107
30               620,662    500,000    500,000    1,543,773   120,829    427,080    1,442,778   120,829    427,080    1,442,778
20 (Age 65)      308,897    500,000    500,000      573,848   104,331    217,101      470,367   104,331    217,101      470,367



If premiums are paid more frequently than annually, the Death Benefits, Total Account Values, and Cash Surrender Values would be less than those illustrated. If a larger premium is paid, the Surrender Value as a percentage of the Total Account Value will be greater than or equal to those illustrated. If a smaller premium is paid, the Surrender Value as a percentage of the Total Account Value will be less than or equal to those illustrated.

Assumes no Policy loan has been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative charges, and premium load assumed. The current mortality and expense risk charges may be reduced from 0.70% to 0.35% in Policy Years 11 and thereafter. Beginning in Policy Years 11 and thereafter, the illustrated net annual return is -1.00%, 5.00%, and 11.00%.

These investment results are illustrative only and should not be considered a representation of past or future investments results. Actual investment results may be more or less than those shown and will depend on a number of factors including the Policy Owner's allocations, and the Fund's rate of return. The Total Account Value and Cash Surrender Value for a Policy would be different from those shown in the actual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will definitely be achieved for any one year or sustained over a period of time.

                                   Table III

FLEXIBLE PREMIUM CORPORATE VARIABLE UNIVERSAL LIFE INSURANCE POLICY UNISEX
                          ISSUE AGE 45 NONSMOKER RISK
             GUARANTEED INSURANCE COSTS AND MAXIMUM CHARGES ASSUMED
                                GUARANTEED ISSUE
                            $8,897.00 ANNUAL PREMIUM
                             GUIDELINE PREMIUM TEST
                              FACE AMOUNT $500,000
                             DEATH BENEFIT OPTION 1

                Premiums             Death Benefit
               Accumulated   Guaranteed Annual Investment           Total Account Value               Cash Surrender Value
                   at                  Return of                Annual Investment Return of       Annual Investment Return of
Policy         5% Interest --------------------------------- --------------------------------- ----------------------------------
 Year           Per Year    Gross 0%   Gross 6%   Gross 12%   Gross 0%   Gross 6%   Gross 12%   Gross 0%   Gross 6%    Gross 12%
------------- ------------ ---------- ---------- ----------- ---------- ---------- ----------- ---------- ---------- ------------
 1                 9,342    500,000    500,000      500,000     5,549      5,937        6,326     6,172      6,560        6,949
 2                19,151    500,000    500,000      500,000    11,337     12,488       13,687    11,804     12,955       14,154
 3                29,450    500,000    500,000      500,000    16,916     19,209       21,697    16,916     19,209       21,697
 4                40,265    500,000    500,000      500,000    22,272     26,094       30,408    22,272     26,094       30,408
 5                51,620    500,000    500,000      500,000    27,408     33,149       39,897    27,408     33,149       39,897

 6                63,542    500,000    500,000      500,000    32,667     40,746       50,634    32,667     40,746       50,634
 7                76,061    500,000    500,000      500,000    37,667     48,510       62,335    37,667     48,510       62,335
 8                89,206    500,000    500,000      500,000    42,394     56,434       75,091    42,394     56,434       75,091
 9               103,009    500,000    500,000      500,000    46,824     64,503       89,000    46,824     64,503       89,000
10               117,501    500,000    500,000      500,000    50,930     72,696      104,171    50,930     72,696      104,171

15               201,584    500,000    500,000      500,000    66,048    115,346      204,521    66,048    115,346      204,521
20               308,897    500,000    500,000      500,000    69,166    159,380      368,017    69,166    159,380      368,017
25               445,859    500,000    500,000      742,749    51,801    200,594      640,300    51,801    200,594      640,300
30               620,662          0    500,000    1,151,852         0    232,707    1,076,497         0    232,707    1,076,497
20 (Age 65)      308,897    500,000    500,000      500,000    69,166    159,380      368,017    69,166    159,380      368,017



If premiums are paid more frequently than annually, the Death Benefits, Total Account Values, and Cash Surrender Values would be less than those illustrated. If a larger premium is paid, the Surrender Value as a percentage of the Total Account Value will be greater than or equal to those illustrated. If a smaller premium is paid, the Surrender Value as a percentage of the Total Account Value will be less than or equal to those illustrated.

Assumes no Policy loan has been made. Guaranteed cost of insurance rates assumed. Maximum mortality and expense risk charges, administrative charges, and premium load assumed.

These investment results are illustrative only and should not be considered a representation of past or future investments results. Actual investment results may be more or less than those shown and will depend on a number of factors including the Policy Owner's allocations, and the Fund's rate of return. The Total Account Value and Cash Surrender Value for a Policy would be different from those shown in the actual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will definitely be achieved for any one year or sustained over a period of time.

                                    Table IV

FLEXIBLE PREMIUM CORPORATE VARIABLE UNIVERSAL LIFE INSURANCE POLICY UNISEX
                          ISSUE AGE 45 NONSMOKER RISK
              CURRENT INSURANCE COSTS AND CURRENT CHARGES ASSUMED
                                GUARANTEED ISSUE
                            $8,897.00 ANNUAL PREMIUM
                             GUIDELINE PREMIUM TEST
                              FACE AMOUNT $500,000
                             DEATH BENEFIT OPTION 1

                Premiums             Death Benefit
               Accumulated   Guaranteed Annual Investment           Total Account Value               Cash Surrender Value
                   at                  Return of                Annual Investment Return of       Annual Investment Return of
Policy         5% Interest --------------------------------- --------------------------------- ----------------------------------
 Year           Per Year    Gross 0%   Gross 6%   Gross 12%   Gross 0%   Gross 6%   Gross 12%   Gross 0%   Gross 6%    Gross 12%
------------- ------------ ---------- ---------- ----------- ---------- ---------- ----------- ---------- ---------- ------------
 1                 9,342    500,000    500,000      500,000     6,452      6,880        7,309     7,075      7,503        7,931
 2                19,151    500,000    500,000      500,000    12,970     14,246       15,576    13,437     14,714       16,043
 3                29,450    500,000    500,000      500,000    19,295     21,849       24,617    19,295     21,849       24,617
 4                40,265    500,000    500,000      500,000    25,434     29,705       34,521    25,434     29,705       34,521
 5                51,620    500,000    500,000      500,000    31,394     37,831       45,387    31,394     37,831       45,387
 6                63,542    500,000    500,000      500,000    37,529     46,614       57,715    37,529     46,614       57,715
 7                76,061    500,000    500,000      500,000    43,477     55,707       71,267    43,477     55,707       71,267
 8                89,206    500,000    500,000      500,000    49,405     65,301       86,365    49,405     65,301       86,365
 9               103,009    500,000    500,000      500,000    55,119     75,218      102,968    55,119     75,218      102,968
10               117,501    500,000    500,000      500,000    60,596     85,453      121,225    60,596     85,453      121,225

15               201,584    500,000    500,000      500,000    84,954    143,487      247,966    84,954    143,487      247,966
20               308,897    500,000    500,000      564,134   101,498    212,661      462,405   101,498    212,661      462,405
25               445,859    500,000    500,000      953,335   112,053    300,482      821,841   112,053    300,482      821,841
30               620,662    500,000    500,000    1,516,522   109,833    413,823    1,417,310   109,833    413,823    1,417,310
20 (Age 65)      308,897    500,000    500,000      564,134   101,498    212,661      462,405   101,498    212,661      462,405



If premiums are paid more frequently than annually, the Death Benefits, Total Account Values, and Cash Surrender Values would be less than those illustrated. If a larger premium is paid, the Surrender Value as a percentage of the Total Account Value will be greater than or equal to those illustrated. If a smaller premium is paid, the Surrender Value as a percentage of the Total Account Value will be less than or equal to those illustrated.

Assumes no Policy loan has been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative charges, and premium load assumed. The current mortality and expense risk charges may be reduced from 0.70% to 0.35% in Policy Years 11 and thereafter. Beginning in Policy Years 11 and thereafter, the illustrated net annual return is -1.00%, 5.00%, and 11.00%.

These investment results are illustrative only and should not be considered a representation of past or future investments results. Actual investment results may be more or less than those shown and will depend on a number of factors including the Policy Owner's allocations, and the Fund's rate of return. The Total Account Value and Cash Surrender Value for a Policy would be different from those shown in the actual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will definitely be achieved for any one year or sustained over a period of time.

                                    Table V

FLEXIBLE PREMIUM CORPORATE VARIABLE UNIVERSAL LIFE INSURANCE POLICY UNISEX
                          ISSUE AGE 45 NONSMOKER RISK
             GUARANTEED INSURANCE COSTS AND MAXIMUM CHARGES ASSUMED
                                SIMPLIFIED ISSUE
                            $8,897.00 ANNUAL PREMIUM
                             GUIDELINE PREMIUM TEST
                              FACE AMOUNT $500,000
                             DEATH BENEFIT OPTION 1

                Premiums             Death Benefit
               Accumulated   Guaranteed Annual Investment           Total Account Value               Cash Surrender Value
                   at                  Return of                Annual Investment Return of       Annual Investment Return of
Policy         5% Interest --------------------------------- --------------------------------- ----------------------------------
 Year           Per Year    Gross 0%   Gross 6%   Gross 12%   Gross 0%   Gross 6%   Gross 12%   Gross 0%   Gross 6%    Gross 12%
------------- ------------ ---------- ---------- ----------- ---------- ---------- ----------- ---------- ---------- ------------
 1                 9,342    500,000    500,000      500,000     5,549      5,937        6,326     6,172      6,560        6,949
 2                19,151    500,000    500,000      500,000    11,337     12,488       13,687    11,804     12,955       14,154
 3                29,450    500,000    500,000      500,000    16,916     19,209       21,697    16,916     19,209       21,697
 4                40,265    500,000    500,000      500,000    22,272     26,094       30,408    22,272     26,094       30,408
 5                51,620    500,000    500,000      500,000    27,408     33,149       39,897    27,408     33,149       39,897
 6                63,542    500,000    500,000      500,000    32,667     40,746       50,634    32,667     40,746       50,634
 7                76,061    500,000    500,000      500,000    37,667     48,510       62,335    37,667     48,510       62,335
 8                89,206    500,000    500,000      500,000    42,394     56,434       75,091    42,394     56,434       75,091
 9               103,009    500,000    500,000      500,000    46,824     64,503       89,000    46,824     64,503       89,000
10               117,501    500,000    500,000      500,000    50,930     72,696      104,171    50,930     72,696      104,171
15               201,584    500,000    500,000      500,000    66,048    115,346      204,521    66,048    115,346      204,521
20               308,897    500,000    500,000      500,000    69,166    159,380      368,017    69,166    159,380      368,017
25               445,859    500,000    500,000      742,749    51,801    200,594      640,300    51,801    200,594      640,300
30               620,662          0    500,000    1,151,852         0    232,707    1,076,497         0    232,707    1,076,497
20 (Age 65)      308,897    500,000    500,000      500,000    69,166    159,380      368,017    69,166    159,380      368,017



If premiums are paid more frequently than annually, the Death Benefits, Total Account Values, and Cash Surrender Values would be less than those illustrated. If a larger premium is paid, the Surrender Value as a percentage of the Total Account Value will be greater than or equal to those illustrated. If a smaller premium is paid, the Surrender Value as a percentage of the Total Account Value will be less than or equal to those illustrated.

Assumes no Policy loan has been made. Guaranteed cost of insurance rates assumed. Maximum mortality and expense risk charges, administrative charges, and premium load assumed.

These investment results are illustrative only and should not be considered a representation of past or future investments results. Actual investment results may be more or less than those shown and will depend on a number of factors including the Policy Owner's allocations, and the Fund's rate of return. The Total Account Value and Cash Surrender Value for a Policy would be different from those shown in the actual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will definitely be achieved for any one year or sustained over a period of time.

                                    Table VI

FLEXIBLE PREMIUM CORPORATE VARIABLE UNIVERSAL LIFE INSURANCE POLICY UNISEX
                          ISSUE AGE 45 NONSMOKER RISK
              CURRENT INSURANCE COSTS AND CURRENT CHARGES ASSUMED
                                SIMPLIFIED ISSUE
                            $8,897.00 ANNUAL PREMIUM
                             GUIDELINE PREMIUM TEST
                              FACE AMOUNT $500,000
                             DEATH BENEFIT OPTION 1

                Premiums             Death Benefit
               Accumulated   Guaranteed Annual Investment           Total Account Value               Cash Surrender Value
                   at                  Return of                Annual Investment Return of       Annual Investment Return of
Policy         5% Interest --------------------------------- --------------------------------- ----------------------------------
 Year           Per Year    Gross 0%   Gross 6%   Gross 12%   Gross 0%   Gross 6%   Gross 12%   Gross 0%   Gross 6%    Gross 12%
------------- ------------ ---------- ---------- ----------- ---------- ---------- ----------- ---------- ---------- ------------
 1                 9,342    500,000    500,000      500,000     6,634      7,068        7,502     7,257      7,691        8,125
 2                19,151    500,000    500,000      500,000    13,329     14,628       15,981    13,796     15,095       16,448
 3                29,450    500,000    500,000      500,000    19,825     22,430       25,251    19,825     22,430       25,251
 4                40,265    500,000    500,000      500,000    26,127     30,487       35,401    26,127     30,487       35,401
 5                51,620    500,000    500,000      500,000    32,239     38,814       46,528    32,239     38,814       46,528

 6                63,542    500,000    500,000      500,000    38,510     47,793       59,131    38,510     47,793       59,131
 7                76,061    500,000    500,000      500,000    44,578     57,075       72,969    44,578     57,075       72,969
 8                89,206    500,000    500,000      500,000    50,603     66,846       88,360    50,603     66,846       88,360
 9               103,009    500,000    500,000      500,000    56,387     76,922      105,262    56,387     76,922      105,262
10               117,501    500,000    500,000      500,000    61,904     87,293      123,821    61,904     87,293      123,821

15               201,584    500,000    500,000      500,000    85,872    145,554      252,165    85,872    145,554      252,165
20               308,897    500,000    500,000      572,338   101,429    214,501      469,129   101,429    214,501      469,129
25               445,859    500,000    500,000      966,122   111,768    302,786      832,864   111,768    302,786      832,864
30               620,662    500,000    500,000    1,536,039   109,565    417,053    1,435,550   109,565    417,053    1,435,550
20 (Age 65)      308,897    500,000    500,000      572,338   101,429    214,501      469,129   101,429    214,501      469,129



If premiums are paid more frequently than annually, the Death Benefits, Total Account Values, and Cash Surrender Values would be less than those illustrated. If a larger premium is paid, the Surrender Value as a percentage of the Total Account Value will be greater than or equal to those illustrated. If a smaller premium is paid, the Surrender Value as a percentage of the Total Account Value will be less than or equal to those illustrated.

Assumes no Policy loan has been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative charges, and premium load assumed. The current mortality and expense risk charges may be reduced from 0.70% to 0.35% in Policy Years 11 and thereafter. Beginning in Policy Years 11 and thereafter, the illustrated net annual return is -1.00%, 5.00%, and 11.00%.

These investment results are illustrative only and should not be considered a representation of past or future investments results. Actual investment results may be more or less than those shown and will depend on a number of factors including the Policy Owner's allocations, and the Fund's rate of return. The Total Account Value and Cash Surrender Value for a Policy would be different from those shown in the actual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will definitely be achieved for any one year or sustained over a period of time.

                                   Table VII

FLEXIBLE PREMIUM CORPORATE VARIABLE UNIVERSAL LIFE INSURANCE POLICY UNISEX
                     ISSUE AGE 45 PREFERRED NONSMOKER RISK
             GUARANTEED INSURANCE COSTS AND MAXIMUM CHARGES ASSUMED
                               FULLY UNDERWRITTEN
                   $25,084.02 ANNUAL PREMIUM FOR SEVEN YEARS
                          CASH VALUE ACCUMULATION TEST
                              FACE AMOUNT $500,000
                             DEATH BENEFIT OPTION 1

                Premiums             Death Benefit
               Accumulated   Guaranteed Annual Investment           Total Account Value               Cash Surrender Value
                   at                  Return of                Annual Investment Return of       Annual Investment Return of
Policy         5% Interest --------------------------------- --------------------------------- ----------------------------------
 Year           Per Year    Gross 0%   Gross 6%   Gross 12%   Gross 0%   Gross 6%   Gross 12%   Gross 0%   Gross 6%    Gross 12%
------------- ------------ ---------- ---------- ----------- ---------- ---------- ----------- ---------- ---------- ------------
 1                26,338    500,000    500,000      500,000    18,793     19,990       21,188    20,549     21,746       22,944
 2                53,993    500,000    500,000      500,000    38,443     42,095       45,893    39,760     43,412       47,210
 3                83,031    500,000    500,000      500,000    57,701     65,102       73,107    57,701     65,102       73,107
 4               113,521    500,000    500,000      500,000    76,566     89,050      103,096    76,566     89,050      103,096
 5               145,535    500,000    500,000      500,000    95,051    113,994      136,172    95,051    113,994      136,172
 6               179,150    500,000    500,000      500,000   114,152    141,038      173,792   114,152    141,038      173,792
 7               214,446    500,000    500,000      572,728   132,860    169,224      215,089   132,860    169,224      215,089
 8               225,168    500,000    500,000      606,423   128,372    174,422      234,933   128,372    174,422      234,933
 9               236,427    500,000    500,000      642,084   123,737    179,693      256,524   123,737    179,693      256,524
10               248,248    500,000    500,000      679,818   118,923    185,022      279,995   118,923    185,022      279,995
15               316,834    500,000    500,000      904,558    91,248    212,273      431,294    91,248    212,273      431,294
20               404,370    500,000    500,000    1,202,321    53,313    239,030      656,917    53,313    239,030      656,917
25               516,090          0    500,000    1,595,856         0    260,945      984,973         0    260,945      984,973
30               658,676          0    500,000    2,112,853         0    270,318    1,451,175         0    270,318    1,451,175
20 (Age 65)      404,370    500,000    500,000    1,202,321    53,313    239,030      656,917    53,313    239,030      656,917



If premiums are paid more frequently than annually, the Death Benefits, Total Account Values, and Cash Surrender Values would be less than those illustrated. If a larger premium is paid, the Surrender Value as a percentage of the Total Account Value will be greater than or equal to those illustrated. If a smaller premium is paid, the Surrender Value as a percentage of the Total Account Value will be less than or equal to those illustrated.

Assumes no Policy loan has been made. Guaranteed cost of insurance rates assumed. Maximum mortality and expense risk charges, administrative charges, and premium load assumed.

These investment results are illustrative only and should not be considered a representation of past or future investments results. Actual investment results may be more or less than those shown and will depend on a number of factors including the Policy Owner's allocations, and the Fund's rate of return. The Total Account Value and Cash Surrender Value for a Policy would be different from those shown in the actual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will definitely be achieved for any one year or sustained over a period of time.

                                   Table VIII

FLEXIBLE PREMIUM CORPORATE VARIABLE UNIVERSAL LIFE INSURANCE POLICY UNISEX
                     ISSUE AGE 45 PREFERRED NONSMOKER RISK
              CURRENT INSURANCE COSTS AND CURRENT CHARGES ASSUMED
                               FULLY UNDERWRITTEN
                   $25,084.02 ANNUAL PREMIUM FOR SEVEN YEARS
                          CASH VALUE ACCUMULATION TEST
                              FACE AMOUNT $500,000
                             DEATH BENEFIT OPTION 1

                Premiums             Death Benefit
               Accumulated   Guaranteed Annual Investment           Total Account Value               Cash Surrender Value
                   at                  Return of                Annual Investment Return of       Annual Investment Return of
Policy         5% Interest --------------------------------- --------------------------------- ----------------------------------
 Year           Per Year    Gross 0%   Gross 6%   Gross 12%   Gross 0%   Gross 6%   Gross 12%   Gross 0%   Gross 6%    Gross 12%
------------- ------------ ---------- ---------- ----------- ---------- ---------- ----------- ---------- ---------- ------------
 1                26,338    500,000    500,000      500,000    20,744     22,033       23,324    22,500     23,789       25,079
 2                53,993    500,000    500,000      500,000    41,754     45,680       49,762    43,071     46,997       51,079
 3                83,031    500,000    500,000      500,000    62,309     70,254       78,846    62,309     70,254       78,846
 4               113,521    500,000    500,000      500,000    82,446     95,836      110,899    82,446     95,836      110,899
 5               145,535    500,000    500,000      500,000   102,204    122,511      146,284   102,204    122,511      146,284

 6               179,150    500,000    500,000      512,448   122,609    151,418      186,511   122,609    151,418      186,511
 7               214,446    500,000    500,000      614,303   142,683    181,638      230,703   142,683    181,638      230,703
 8               225,168    500,000    500,000      653,512   139,010    188,393      253,175   139,010    188,393      253,175
 9               236,427    500,000    500,000      695,384   135,283    195,393      277,818   135,283    195,393      277,818
10               248,248    500,000    500,000      740,098   131,479    202,635      304,822   131,479    202,635      304,822

15               316,834    500,000    516,676    1,028,153   112,179    246,352      490,225   112,179    246,352      490,225
20               404,370    500,000    545,392    1,434,674    87,104    297,988      783,869    87,104    297,988      783,869
25               516,090    500,000    586,125    2,038,141    57,791    361,760    1,257,954    57,791    361,760    1,257,954
30               658,676    500,000    637,039    2,928,099    15,352    437,539    2,011,112    15,352    437,539    2,011,112
20 (Age 65)      404,370    500,000    545,392    1,434,674    87,104    297,988      783,869    87,104    297,988      783,869



If premiums are paid more frequently than annually, the Death Benefits, Total Account Values, and Cash Surrender Values would be less than those illustrated. If a larger premium is paid, the Surrender Value as a percentage of the Total Account Value will be greater than or equal to those illustrated. If a smaller premium is paid, the Surrender Value as a percentage of the Total Account Value will be less than or equal to those illustrated.

Assumes no Policy loan has been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative charges, and premium load assumed. The current mortality and expense risk charges may be reduced from 0.70% to 0.35% in Policy Years 11 and thereafter. Beginning in Policy Years 11 and thereafter, the illustrated net annual return is -1.00%, 5.00%, and 11.00%.

These investment results are illustrative only and should not be considered a representation of past or future investments results. Actual investment results may be more or less than those shown and will depend on a number of factors including the Policy Owner's allocations, and the Fund's rate of return. The Total Account Value and Cash Surrender Value for a Policy would be different from those shown in the actual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will definitely be achieved for any one year or sustained over a period of time.

                                    Table IX

FLEXIBLE PREMIUM CORPORATE VARIABLE UNIVERSAL LIFE INSURANCE POLICY UNISEX
                          ISSUE AGE 45 NONSMOKER RISK
             GUARANTEED INSURANCE COSTS AND MAXIMUM CHARGES ASSUMED
                                GUARANTEED ISSUE
                   $25,084.02 ANNUAL PREMIUM FOR SEVEN YEARS
                          CASH VALUE ACCUMULATION TEST
                              FACE AMOUNT $500,000
                             DEATH BENEFIT OPTION 1

                Premiums             Death Benefit
               Accumulated   Guaranteed Annual Investment           Total Account Value               Cash Surrender Value
                   at                  Return of                Annual Investment Return of       Annual Investment Return of
Policy         5% Interest --------------------------------- --------------------------------- ----------------------------------
 Year           Per Year    Gross 0%   Gross 6%   Gross 12%   Gross 0%   Gross 6%   Gross 12%   Gross 0%   Gross 6%    Gross 12%
------------- ------------ ---------- ---------- ----------- ---------- ---------- ----------- ---------- ---------- ------------
 1                26,338    500,000    500,000      500,000    18,793     19,990       21,188    20,549     21,746       22,944
 2                53,993    500,000    500,000      500,000    38,443     42,095       45,893    39,760     43,412       47,210
 3                83,031    500,000    500,000      500,000    57,701     65,102       73,107    57,701     85,102       73,107
 4               113,521    500,000    500,000      500,000    76,566     89,050      103,096    76,566     89,050      103,096
 5               145,535    500,000    500,000      500,000    95,051    113,994      136,172    95,051    113,994      136,172

 6               179,150    500,000    500,000      500,000   114,152    141,038      173,792   114,152    141,038      173,792
 7               214,446    500,000    500,000      572,728   132,860    169,224      215,089   132,860    169,224      215,089
 8               225,168    500,000    500,000      606,423   128,372    174,422      234,933   128,372    174,422      234,933
 9               236,427    500,000    500,000      642,084   123,737    179,693      256,524   123,737    179,693      256,524
10               248,248    500,000    500,000      679,818   118,923    185,022      279,995   118,923    185,022      279,995

15               316,834    500,000    500,000      904,558    91,248    212,273      431,294    91,248    212,273      431,294
20               404,370    500,000    500,000    1,202,321    53,313    239,030      656,917    53,313    239,030      656,917
25               516,090          0    500,000    1,595,856         0    260,945      984,973         0    260,945      984,973
30               658,676          0    500,000    2,112,853         0    270,318    1,451,175         0    270,318    1,451,175
20 (Age 65)      404,370    500,000    500,000    1,202,321    53,313    239,030      656,917    53,313    239,030      656,917



If premiums are paid more frequently than annually, the Death Benefits, Total Account Values, and Cash Surrender Values would be less than those illustrated. If a larger premium is paid, the Surrender Value as a percentage of the Total Account Value will be greater than or equal to those illustrated. If a smaller premium is paid, the Surrender Value as a percentage of the Total Account Value will be less than or equal to those illustrated.

Assumes no Policy loan has been made. Guaranteed cost of insurance rates assumed. Maximum mortality and expense risk charges, administrative charges, and premium load assumed.

These investment results are illustrative only and should not be considered a representation of past or future investments results. Actual investment results may be more or less than those shown and will depend on a number of factors including the Policy Owner's allocations, and the Fund's rate of return. The Total Account Value and Cash Surrender Value for a Policy would be different from those shown in the actual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will definitely be achieved for any one year or sustained over a period of time.

                                    Table X

FLEXIBLE PREMIUM CORPORATE VARIABLE UNIVERSAL LIFE INSURANCE POLICY UNISEX
                          ISSUE AGE 45 NONSMOKER RISK
              CURRENT INSURANCE COSTS AND CURRENT CHARGES ASSUMED
                                GUARANTEED ISSUE
                   $25,084.02 ANNUAL PREMIUM FOR SEVEN YEARS
                          CASH VALUE ACCUMULATION TEST
                              FACE AMOUNT $500,000
                             DEATH BENEFIT OPTION 1

                Premiums             Death Benefit
               Accumulated   Guaranteed Annual Investment           Total Account Value               Cash Surrender Value
                   at                  Return of                Annual Investment Return of       Annual Investment Return of
Policy         5% Interest --------------------------------- --------------------------------- ----------------------------------
 Year           Per Year    Gross 0%   Gross 6%   Gross 12%   Gross 0%   Gross 6%   Gross 12%   Gross 0%   Gross 6%    Gross 12%
------------- ------------ ---------- ---------- ----------- ---------- ---------- ----------- ---------- ---------- ------------
 1                26,338    500,000    500,000      500,000    20,430     21,710       22,990    22,186     23,466       24,746
 2                53,993    500,000    500,000      500,000    41,229     45,120       49,166    42,546     46,437       50,483
 3                83,031    500,000    500,000      500,000    61,661     69,536       78,052    61,661     69,536       78,052
 4               113,521    500,000    500,000      500,000    81,743     95,019      109,955    81,743     95,019      109,955
 5               145,535    500,000    500,000      500,000   101,487    121,634      145,218   101,487    121,634      145,218

 6               179,150    500,000    500,000      509,195   121,897    150,494      185,327   121,897    150,494      185,327
 7               214,446    500,000    500,000      610,828   141,974    180,665      229,398   141,964    180,665      229,398
 8               225,168    500,000    500,000      649,743   138,289    187,354      251,719   138,289    187,354      251,719
 9               236,427    500,000    500,000      691,254   134,525    194,263      276,169   134,525    194,263      276,169
10               248,248    500,000    500,000      735,497   130,658    201,388      302,927   130,658    201,388      302,927

15               316,834    500,000    512,372    1,019,935   110,832    244,299      486,306   110,832    244,299      486,306
20               404,370    500,000    539,152    1,418,760    84,390    294,579      775,174    84,390    294,579      775,174
25               516,090    500,000    576,295    2,004,687    51,699    355,693    1,237,306    51,699    355,693    1,237,306
30               658,676    500,000    622,263    2,861,257     2,954    427,390    1,965,203     2,954    427,390    1,965,203
20 (Age 65)      404,370    500,000    539,152    1,418,760    84,390    294,579      775,174    84,390    294,579      775,174



If premiums are paid more frequently than annually, the Death Benefits, Total Account Values, and Cash Surrender Values would be less than those illustrated. If a larger premium is paid, the Surrender Value as a percentage of the Total Account Value will be greater than or equal to those illustrated. If a smaller premium is paid, the Surrender Value as a percentage of the Total Account Value will be less than or equal to those illustrated.

Assumes no Policy loan has been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative charges, and premium load assumed. The current mortality and expense risk charges may be reduced from 0.70% to 0.35% in Policy Years 11 and thereafter. Beginning in Policy Years 11 and thereafter, the illustrated net annual return is -1.00%, 5.00%, and 11.00%.

These investment results are illustrative only and should not be considered a representation of past or future investments results. Actual investment results may be more or less than those shown and will depend on a number of factors including the Policy Owner's allocations, and the Fund's rate of return. The Total Account Value and Cash Surrender Value for a Policy would be different from those shown in the actual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will definitely be achieved for any one year or sustained over a period of time.

                                    Table XI

FLEXIBLE PREMIUM CORPORATE VARIABLE UNIVERSAL LIFE INSURANCE POLICY UNISEX
                          ISSUE AGE 45 NONSMOKER RISK
             GUARANTEED INSURANCE COSTS AND MAXIMUM CHARGES ASSUMED
                                SIMPLIFIED ISSUE
                   $25,084.02 ANNUAL PREMIUM FOR SEVEN YEARS
                          CASH VALUE ACCUMULATION TEST
                              FACE AMOUNT $500,000
                             DEATH BENEFIT OPTION 1

                Premiums             Death Benefit
               Accumulated   Guaranteed Annual Investment           Total Account Value               Cash Surrender Value
                   at                  Return of                Annual Investment Return of       Annual Investment Return of
Policy         5% Interest --------------------------------- --------------------------------- ----------------------------------
 Year           Per Year    Gross 0%   Gross 6%   Gross 12%   Gross 0%   Gross 6%   Gross 12%   Gross 0%   Gross 6%    Gross 12%
------------- ------------ ---------- ---------- ----------- ---------- ---------- ----------- ---------- ---------- ------------
 1                26,338    500,000    500,000      500,000    18,793     19,990       21,188    20,549     21,746       22,944
 2                53,993    500,000    500,000      500,000    38,443     42,095       45,893    39,760     43,412       47,210
 3                83,031    500,000    500,000      500,000    57,701     65,102       73,107    57,701     65,102       73,107
 4               113,521    500,000    500,000      500,000    76,566     89,050      103,096    76,566     89,050      103,096
 5               145,535    500,000    500,000      500,000    95,051    113,994      136,172    95,051    113,994      136,172

 6               179,150    500,000    500,000      500,000   114,152    141,038      173,792   114,152    141,038      173,792
 7               214,446    500,000    500,000      572,728   132,860    169,224      215,089   132,860    169,224      215,089
 8               225,168    500,000    500,000      606,423   128,372    174,422      234,933   128,372    174,422      234,933
 9               236,427    500,000    500,000      642,084   123,737    179,693      256,524   123,737    179,693      256,524
10               248,248    500,000    500,000      679,818   118,923    185,022      279,995   118,923    185,022      279,995

15               316,834    500,000    500,000      904,558    91,248    212,273      431,294    91,248    212,273      431,294
20               404,370    500,000    500,000    1,202,321    53,313    239,030      656,917    53,313    239,030      656,917
25               516,090          0    500,000    1,595,856         0    260,945      984,973         0    260,945      984,973
30               658,676          0    500,000    2,112,853         0    270,318    1,451,175         0    270,318    1,451,175
20 (Age 65)      404,370    500,000    500,000    1,202,321    53,313    293,030      656,917    53,313    239,030      656,917



If premiums are paid more frequently than annually, the Death Benefits, Total Account Values, and Cash Surrender Values would be less than those illustrated. If a larger premium is paid, the Surrender Value as a percentage of the Total Account Value will be greater than or equal to those illustrated. If a smaller premium is paid, the Surrender Value as a percentage of the Total Account Value will be less than or equal to those illustrated.

Assumes no Policy loan has been made. Guaranteed cost of insurance rates assumed. Maximum mortality and expense risk charges, administrative charges, and premium load assumed.

These investment results are illustrative only and should not be considered a representation of past or future investments results. Actual investment results may be more or less than those shown and will depend on a number of factors including the Policy Owner's allocations, and the Fund's rate of return. The Total Account Value and Cash Surrender Value for a Policy would be different from those shown in the actual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will definitely be achieved for any one year or sustained over a period of time.

                                   Table XII

FLEXIBLE PREMIUM CORPORATE VARIABLE UNIVERSAL LIFE INSURANCE POLICY UNISEX
                          ISSUE AGE 45 NONSMOKER RISK
              CURRENT INSURANCE COSTS AND CURRENT CHARGES ASSUMED
                                SIMPLIFIED ISSUE
                   $25,084.02 ANNUAL PREMIUM FOR SEVEN YEARS
                          CASH VALUE ACCUMULATION TEST
                              FACE AMOUNT $500,000
                             DEATH BENEFIT OPTION 1

                Premiums             Death Benefit
               Accumulated   Guaranteed Annual Investment           Total Account Value               Cash Surrender Value
                   at                  Return of                Annual Investment Return of       Annual Investment Return of
Policy         5% Interest --------------------------------- --------------------------------- ----------------------------------
 Year           Per Year    Gross 0%   Gross 6%   Gross 12%   Gross 0%   Gross 6%   Gross 12%   Gross 0%   Gross 6%    Gross 12%
------------- ------------ ---------- ---------- ----------- ---------- ---------- ----------- ---------- ---------- ------------
 1                26,338    500,000    500,000      500,000    20,607     21,892       23,178    22,363     23,648       24,934
 2                53,993    500,000    500,000      500,000    41,573     45,485       49,553    42,890     46,802       50,869
 3                83,031    500,000    500,000      500,000    62,160     70,081       78,645    62,160     70,081       78,645
 4               113,521    500,000    500,000      500,000    82,385     95,740      110,763    82,385     95,740      110,763
 5               145,535    500,000    500,000      500,000   102,257    122,523      146,244   102,257    122,523      146,244

 6               179,150    500,000    500,000      512,618   122,777    151,543      186,573   122,777    151,543      186,573
 7               214,446    500,000    500,000      614,764   142,947    181,860      230,876   142,947    181,860      230,876
 8               225,168    500,000    500,000      654,197   139,338    188,686      253,441   139,338    188,686      253,441
 9               236,427    500,000    500,000      696,182   135,631    195,721      278,137   135,631    195,721      278,137
10               248,248    500,000    500,000      740,871   131,797    202,957      305,140   131,797    202,957      305,140

15               316,834    500,000    516,067    1,026,389   111,613    246,061      489,383   111,613    246,061      489,383
20               404,370    500,000    541,809    1,424,484    84,187    296,030      778,301    84,187    296,030      778,301
25               516,090    500,000    578,899    2,011,944    51,261    357,300    1,241,785    51,261    357,300    1,241,785
30               658,676    500,000    625,101    2,871,728     2,533    429,339    1,972,395     2,533    429,339    1,972,395
20 (Age 65)      404,370    500,000    561,218    1,424,484    84,187    296,030      778,301    84,187    296,030      778,301

If premiums are paid more frequently than annually, the Death Benefits, Total Account Values, and Cash Surrender Values would be less than those illustrated. If a larger premium is paid, the Surrender Value as a percentage of the Total Account Value will be greater than or equal to those illustrated. If a smaller premium is paid, the Surrender Value as a percentage of the Total Account Value will be less than or equal to those illustrated.

Assumes no Policy loan has been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative charges, and premium load assumed. The current mortality and expense risk charges may be reduced from 0.70% to 0.35% in Policy Years 11 and thereafter. Beginning in Policy Years 11 and thereafter, the illustrated net annual return is -1.00%, 5.00%, and 11.00%.

These investment results are illustrative only and should not be considered a representation of past or future investments results. Actual investment results may be more or less than those shown and will depend on a number of factors including the Policy Owner's allocations, and the Fund's rate of return. The Total Account Value and Cash Surrender Value for a Policy would be different from those shown in the actual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will definitely be achieved for any one year or sustained over a period of time.

                                  Appendix B


Corridor Percentages

   Attained Age of
     The Insured         Corridor
 (Nearest Birthday)     Percentage
--------------------   -----------
         0-40             250%
          41              243%
          42              236%
          43              229%
          44              222%
          45              215%
          46              209%
          47              203%
          48              197%
          49              191%
          50              185%
          51              178%
          52              171%
          53              164%
          54              157%
          55              150%
          56              146%
          57              142%
          58              138%
          59              134%
          60              130%
          61              128%
          62              126%
          63              124%
          64              122%
          65              120%
          66              119%
          67              118%
          68              117%
          69              116%
          70              115%
          71              113%
          72              111%
          73              109%
          74              107%
        75-90             105%
          91              104%
          92              103%
          93              102%
          94              101%
        95-99             100%

                          Financial Statements of the
                                Separate Account




                            TO BE FILED BY AMENDMENT

                          Financial Statements of the
                                    Company




                            TO BE FILED BY AMENDMENT

                        FEES AND CHARGES REPRESENTATION


     Lincoln Life represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln Life.


                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                INDEMNIFICATION

     (a) Brief description of indemnification provisions.

         In general, Article VII of the By-Laws of The Lincoln National Life Insurance Company (LNL) provides that LNL will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of LNL, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or not opposed to the best interests of, LNL. Certain additional conditions apply to indemnification in criminal proceedings.

         In particular, separate conditions govern indemnification of directors, officers, and employees of LNL in connection with suits by, or in the right of, LNL.

         Please refer to Article VII of the By-Laws of LNL (Exhibit No. 6(b) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of Indiana law.

     (b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

This registration statement comprises the following papers and documents:

     The facing sheet;
     A cross-reference sheet (reconciliation and tie);

     The prospectus, consisting of 57 pages;

     The undertaking to file reports;
     The signatures;
     Written consents of the following persons:

     Robert A. Picarello, Esq
      Vaughn Robbins, FSA
      Ernst & Young, LLP*

1.(1) The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:
      Resolution of the Board of Directors of The Lincoln National Life Insurance Company and related documents authorizing establishment of the Account.
  (2) Not applicable.
  (3) (a) Form of Selling Group Agreement.*
      (b) Commission Schedule for Variable Life Policies.*
  (4) Not applicable.
  (5) (a) Proposed Forms of Policy and Application.
      (b) Riders.
  (6) (a) Articles of Incorporation of The Lincoln National Life Insurance Company.(2)
      (b) Bylaws of The Lincoln National Life Insurance Company.(2)
  (7) Not applicable.
  (8) Fund Participation Agreements.
      Agreements between The Lincoln National Life Insurance Company and:
       (a) American Century Variable Products Group, Inc.*
       (b) American Variable Insurance Series*
       (c) Baron Capital Funds Trust*
       (d) BT Insurance Funds Trust(6)
       (e) Delaware Group Premium Fund, Inc.(4)
       (f) Fidelity Variable Insurance Products Fund(1)
       (g) Fidelity Variable Insurance Products Fund II(1)
      ( h) Janus Aspen Series*
       (i) Lincoln National Fund not applicable
       (j) MFS[RegTM] Variable Insurance Trust(5)
       (k) Neuberger & Berman Advisers Management Trust*
       (l) OCC Accumulation Trust(6)
       (m) OppenheimerFunds*
       (n) Templeton Variable Products Series Fund*
  (9) Services Agreement between The Lincoln National Life Insurance Co. and Delaware Management Co.(3)
      See Exhibit 1(5).
      See Exhibit 1(5).
      Opinion and Consent of Robert A. Picarello, Esq.
      Not applicable.
      Not applicable.
      Opinion and consent of Vaughn Robbins, F.S.A.
      Opinion and consent of Ernst & Young, LLP, Independent Accountants.*
      Not applicable.

*To be filed by amendment.

(1) Incorporated by reference to Registration Statement on Form N-4 (File No. 333-04999) filed on September 26, 1996.

(2) Incorporated by reference to Registration Statement on Form N-4 (file No. 33-27783) filed on December 5, 1996.

(3) Incorporated by reference to Registration Statement on Form S-6 (File No. 33-40745) filed on November 21, 1997.

(4) Incorporated by reference to Registration Statement on Form N-4 (File No. 33-25990) filed on April 28, 1998.

(5) Incorporated by reference to Registration Statement on Form S-6 (File No. 333-42479) filed on April 28, 1998.

(6) Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form S-6 (File No. 333-42479) filed on May 12, 1998.

                               POWER OF ATTORNEY

     We, the undersigned directors and officers of The Lincoln National Life Insurance Company, hereby severally constitute and appoint John H. Gotta, Robert A. Picarello and Gary W. Parker, individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Registration Statements on Form S-6 which may be filed with the Securities and Exchange Commission under the Securities Act of 1933, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to said Registration Statement.

     WITNESS our hands and common seal on this 18th day of December, 1998.




          Signature            Title
          ---------            -----
/s/ Gabriel L. Shaheen         President, Chief Executive Officer and Director
--------------------------     (Principal Executive Officer)
Gabriel L. Shaheen

/s/ Lawrence T. Rowland        Executive Vice President and Director
--------------------------
Lawrence T. Rowland

/s/ Keith J. Ryan              Senior Vice President, Assistant Treasurer and Chief Financial
--------------------------     Officer
Keith J. Ryan                  (Principal Financial Officer and Principal Accounting Officer)

/s/ H. Thomas McMeekin         Director
--------------------------
H. Thomas McMeekin

/s/ Richard C. Vaughan         Director
--------------------------
Richard C. Vaughan
/s/ Jon A. Boscia              Director
--------------------------
Jon A. Boscia

                                  SIGNATURES

     As required by the Securities Act of 1933, the registrant has duly caused this registration statement on Form S-6 to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Hartford and State of Connecticut, on the 24th day of February, 1999.


                           LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT S (Name of Registrant)

                           By: /s/ John H. Gotta
                               -------------------------------------
                               John H. Gotta
                               Senior Vice President
                               The Lincoln National Life Insurance Company

                           THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                           (Name of Depositor)

                           By: /s/ John H. Gotta
                               -------------------------------------
                               John H. Gotta
                               Senior Vice President


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on February 24, 1999 by the following persons, as officers and directors of the Depositor, in the capacities indicated:




        Signature              Title
        ---------              -----
/s/ Gabriel L. Shaheen*        President, Chief Executive Officer and
--------------------------     Director (Principal Executive Officer)
Gabriel L. Shaheen

/s/ Jack D. Hunter*            Executive Vice President, General Counsel
--------------------------     and Director
Jack D. Hunter

/s/ Lawrence T. Rowland*       Executive Vice President and Director
--------------------------
Lawrence T. Rowland

/s/ Ian M. Rolland*            Director
--------------------------
Ian M. Rolland

/s/ H. Thomas McMeekin*        Director
--------------------------
H. Thomas McMeekin

/s/ Richard C. Vaughan*        Director
--------------------------
Richard C. Vaughan

/s/ Keith J. Ryan*             Senior Vice President, Assistant Treasurer
--------------------------     and Chief Financial Officer (Principal
Keith J. Ryan                  Financial Officer and Principal Accounting
                               Officer)
*By /s/ John H. Gotta
--------------------------
John H. Gotta
Attorney-in-Fact